SUPPORT AGREEMENT
     THIS AGREEMENT made the 10th day of October, 2005
B E T W E E N:
INCO LIMITED,
a corporation existing under the laws
of Canada,
(hereinafter called the “Offeror”),
                    - and -
FALCONBRIDGE LIMITED,
a corporation existing under the laws
of the Province of Ontario,
(hereinafter called the “Company”).
     WHEREAS the Offeror desires to acquire all of the common shares (the “Common Shares”) of the Company not currently owned by it and is prepared to make an offer to acquire such Common Shares;
     AND WHEREAS the board of directors of the Company (the “Board of Directors”) has determined, after receiving financial and legal advice, that it would be advisable and in the best interests of the Company for the Board of Directors to support the Offer (as hereinafter defined) and to recommend acceptance of the Offer to holders of Common Shares (“Shareholders”) in writing and for the Company to co-operate with the Offeror and to use its reasonable best efforts to permit the Offer to be successful, all on the terms and subject to the conditions contained herein;
     NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each party, the parties hereby covenant and agree as follows:
ARTICLE 1
THE OFFER
1.1     The Offer
     (a)  The Offeror shall promptly publicly announce its intention to make an offer and, subject to the terms and conditions set forth below, either make, or cause a directly or indirectly wholly-owed subsidiary of the Offeror (the “Acquisition Company”) to make, either alone, or jointly with the Offeror, an offer (the “Offer”) to purchase all outstanding Common Shares (other than those owned directly or indirectly by the Offeror), including Common Shares issuable (and that, prior to the Expiry Time (as defined below) are actually issued) upon the conversion, exchange or exercise of any securities of the Company that are convertible into or exchangeable or exercisable for Common Shares (the “Convertible Securities”) at a price per Common Share of: (i) Cdn. $34.00 in cash; or (ii) 0.6713 of a common share of the Offeror (the “Offeror Shares”) and Cdn. $0.05 in cash, at the election of the holder thereof, but subject to an aggregate maximum of Cdn. $2,872,648,913 in cash (the “Cash Maximum”) and an aggregate maximum of 200,702,404 Offeror Shares (the “Share Maximum”) in accordance in all material respects with all applicable securities Laws (as defined in Schedule B to this Agreement) in Canada and the United States (collectively, “Securities Laws”). On any take-up of Common Shares the Cash Maximum and the Share Maximum will be pro rated to the Common Shares taken up on that date in the same proportion that the number of Common Shares taken up on that date bears to the total number of Common Shares outstanding on a Fully-Diluted Basis (as defined below). In the event a Shareholder that is an eligible Canadian resident receives a combination of cash and Offeror Shares, at the request of such Shareholder delivered to the Offeror with its tender of Common Shares, the Offeror will agree to duly and jointly complete with the Shareholder an election under subsection 85(1) or subsection 85(2) of the Income Tax Act (Canada) and the corresponding provision of any applicable provincial tax legislation in respect of the transfer of the Shareholder’s Common Shares to the Offeror. The term “Offer” shall include any amendments to, or extensions of, the Offer made in accordance with the terms of this Agreement, including, without limitation, subject to subsection 1.1(d), removing or waiving any condition or extending the period during which Common Shares may be deposited. The Offer shall be subject to the condition that there has been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares which, together with any Common Shares directly or indirectly owned by the Offeror, constitutes at least 66 2/3% of the Common Shares outstanding at the Expiry Time (calculated on a Fully-Diluted Basis) (as such condition may be amended from time to time in accordance with this Agreement, the “Minimum Tender Condition”) and shall be subject to the other conditions described in Schedule A hereto. For the purposes of this Agreement, “Fully-Diluted Basis” means a basis which assumes that the number of Common Shares outstanding is that number which would be outstanding if all rights to acquire Common Shares, other than those which are not, and cannot in accordance with their terms become, exerciseable within 120 days following the Outside Date (as defined below).
     (b)  The Offeror shall mail the Offer and accompanying take-over bid circular (collectively, the “Circular”) in accordance in all material respects with applicable Securities Laws to all registered Shareholders as soon as reasonably practicable and, in any event, not later than 11:59 p.m. (Toronto time) on the 20th business day (as defined in Section 7.8 below) following the execution of this Agreement (such time on such date being referred to herein as the “Latest Mailing Time”); provided, however, that if the mailing of the Offer is delayed by reason of: (a) an injunction, order or any other action made or taken by a court or regulatory authority of competent jurisdiction, then, provided that such injunction, order or other action is being contested or appealed by the Offeror, the Latest Mailing Time shall be extended to the earlier of 11:59 p.m. on November 30, 2005 and 11:59 p.m. on the fifth business day following the date on which such injunction, order or other action ceases to be in effect; (b) the Offeror not having obtained any regulatory waiver, consent or approval which is necessary to permit the Offeror to mail the Offer, then, provided that such regulatory waiver, consent or approval is being actively sought, the Latest Mailing Time shall be extended to the earlier of 11:59 p.m. on November 30, 2005 and 11:59 p.m. on the fifth business day following the date on which such waiver, consent or approval is obtained; (c) the Company not having provided to the Offeror any information pertaining to the Company that is necessary for the completion of the Circular by the Offeror, or not having provided the Offeror with such other assistance in the preparation of the Circular as may be reasonably requested by the Offeror in order that the Circular comply in all material respects with applicable Securities Laws, then the Latest Mailing Time shall be extended to 11:59 p.m. on the fifth business day following the date on which the Company supplies such necessary information or other assistance; and (d) any financial statements of the Company and its predecessors (including financial information relating to the Company and its predecessors required for the timely preparation of pro forma financial statements of the Offeror) necessary for inclusion in the Circular not being available, then provided that the Offeror is diligently pursuing the preparation of the financial statements to be included in the Circular the Latest Mailing Time shall be extended to 11:59 p.m. on the tenth business day following the date on which such financial statements become available. The Company and its counsel shall be given an opportunity to review and comment upon the Circular prior to mailing, recognizing that whether or not such comments are appropriate will be determined by the Offeror, acting reasonably. The Offeror shall not be required to make the Offer in any jurisdiction where it would be illegal to do so or in any jurisdiction other than Canada and the United States which would require the Offeror to file a prospectus, registration statement or other similar document. The Offeror shall file the Circular and any other documents required by the Securities Laws in connection with the Offer with applicable securities regulatory authorities within the times and in the manner required by the Securities Laws.
     (c)  The Offer shall expire not earlier than 8:00 p.m. (Toronto time) on the 60th day (the “Initial Expiry Time”) after the date that the Offer is first commenced within the meaning of the Securities Act (Ontario) (the “Commencement Date”), subject to the right of the Offeror to extend from time to time the period during which Common Shares may be deposited under the Offer (such Initial Expiry Time or any extension thereof, the “Expiry Time”) if the Minimum Tender Condition or any other condition to the Offer is not satisfied or waived at the Expiry Time. If the conditions set forth in paragraph (b) of Schedule A to this Agreement (the “Competition Clearance Conditions”) have not been satisfied or waived by the Initial Expiry Time, the Offeror agrees that it will extend the Offer through one or more extensions for such number of days as does not exceed the lesser of: (i) an additional 60 days; and (ii) such number of days as is required for the Competition Clearance Conditions to be satisfied. Notwithstanding the foregoing, if any other Person makes an offer to acquire the Common Shares by take-over bid which other offer has a stated expiry time that is earlier than the Initial Expiry Time, the Offeror may amend or vary the Offer to accelerate the Initial Expiry Time. For greater certainty, the provisions of Section 1.2 of this Agreement shall continue to apply to the Offer, notwithstanding an acceleration of the Initial Expiry Time made in accordance with the foregoing sentence.
     (d)  It is understood and agreed that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer; provided that the Offeror shall not, without the prior consent of the Company, increase the Minimum Tender Condition, impose additional conditions to the Offer or otherwise vary the Offer (or any terms or conditions thereof) in a manner which is adverse to the Shareholders (provided that, for certainty, the Offeror may in its sole discretion waive or decrease the Minimum Tender Condition (provided that it may not waive the Minimum Tender Condition in order to acquire less than 50.01% of the Common Shares outstanding (calculated on a Fully-Diluted Basis)), increase the total consideration per Common Share and/or add additional consideration, or accelerate the Initial Expiry Time in accordance with Section 1.1(c) above).
     (e)  The obligation of the Offeror to make, or cause the Acquisition Company to make, the Offer is conditional on the prior satisfaction of the following conditions, all of which conditions are included for the sole benefit of the Offeror and the Acquisition Company and any or all of which may be waived by the Offeror and the Acquisition Company in whole or in part in its sole discretion without prejudice to any other right it may have under this Agreement and which shall be deemed to have been waived by the making of the Offer:
(i)	the obligations of the Offeror hereunder shall not have been terminated pursuant to Section 6.1;

(ii)	no circumstance, fact, change, event or occurrence caused by an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator or other legal representative (a “Person”) other than the Offeror, an Affiliate (as defined below) of the Offeror or any Person acting jointly or in concert with the Offeror, shall have occurred that would render it impossible for the Minimum Tender Condition or one or more of the conditions set out on Schedule A hereto to be satisfied;

(iii)	the Offeror shall have received all waivers, rulings or orders necessary for the making of the Offer or to mail to the Shareholders the Circular from all applicable securities commissions or other regulatory authorities;

(iv)	the Offeror Shares shall have been conditionally approved for listing on the Toronto Stock Exchange (the “TSX”) and the Offeror has not been advised that the Offeror Shares would not be approved for listing, subject to notice of issuance, by the New York Stock Exchange (the “NYSE”);

(v)	the Board of Directors shall have unanimously recommended that all Shareholders accept the Offer and shall not have withdrawn such recommendation or changed, modified or qualified such recommendation in a manner adverse to the Offeror, or taken any other action or made any other public statement in connection with the Offer inconsistent with such recommendation;

(vi)	the Company shall have complied in all respects with its covenants in Section 5.2 and in all material respects with its other covenants in this Agreement;

(vii)	all representations and warranties of the Company set forth in Section 1.2 and Schedule C shall be true and correct in all respects at the time of the making of the Offer; and

(viii)	no cease trade order, injunction or other prohibition at law shall exist against the Offeror making the Offer or taking up or paying for Common Shares deposited under the Offer.
1.2     Company Approval of the Offer
     (a)  The Company represents and warrants to and in favour of the Offeror and acknowledges that the Offeror is relying upon such representations and warranties in entering into this Agreement, that, as of the date hereof:
(i)	CIBC World Markets Inc. has delivered an oral opinion to the Board of Directors to the effect that the consideration to be received under the Offer is fair from a financial point of view to all Shareholders (other than the Offeror);

(ii)	the Board of Directors, upon consultation with its financial and legal advisors, has unanimously determined that the price offered under the Offer is fair from a financial point of view to all Shareholders (other than the Offeror) and that it is in the best interests of the Company for the Offer to be made and the Board of Directors to support it and, accordingly, has unanimously approved the entering into of this Agreement and the making of a recommendation that Shareholders (other than the Offeror) accept the Offer. Each member of the Board of Directors has agreed to support the Offer and has agreed that the press release to be issued by the Offeror announcing the Offer may so state and that references to such agreement may be made in the Circular and other documents relating to the Offer; provided, however, that references herein to the unanimous determination and approval of the Board of Directors and to the agreement of each of the Directors shall not include Directors who have declared a conflict of interest and have not participated in any consideration of the Offer;

(iii)	the Company is a “foreign private issuer”, as defined in Rule 405 under the 1933 Act;

(iv)	the Company is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940; and

(v)	less than 25% of the Common Shares were held, as of the end of the Company’s last quarter or, if such quarter terminated within 60 days of the date hereof, as of the end of the Company’s preceding quarter, and as of the date hereof, by any Person whose address appears on the records of the Company, any voting trustee, any depositary, any share transfer agent or any Person acting in a similar capacity on behalf of the Company as being located in the United States. In addition, (A) the aggregate trading volume of the Common Shares on the TSX exceeded the aggregate trading volume of the Common Shares on the NYSE over the most recent 12-calendar-month period, (B) the most recent annual report or annual information form filed or submitted by the Company with securities regulators of Ontario or with the SEC does not indicate that U.S. holders hold 25% or more of the Common Shares, and (C) the Company has no actual knowledge that the level of U.S. ownership of the Common Shares equals or exceeds 25% of the Common Shares.
     (b)  The Company shall prepare and make available for distribution contemporaneously and together with the Circular, in both the English and French languages as circumstances may require, sufficient copies of a directors’ circular relating to the Offer (the “Directors’ Circular”), prepared in all material respects in accordance with all applicable Securities Laws, which shall reflect the foregoing determinations and recommendation, and the Company shall take all other reasonable action to support the Offer. Prior to printing the Directors’ Circular, the Company shall provide the Offeror with an opportunity to review and comment on it, recognizing that whether or not such comments are appropriate will be determined by the Company, acting reasonably. The Company shall file the Directors’ Circular and any other documents required by all applicable Securities Laws in connection with the Directors’ Circular with applicable securities regulatory authorities within the times and in the manner required by all applicable Securities Laws.
     (c)  The Company shall provide the Offeror, within two business days of the execution and delivery of this Agreement, with a list of the registered holders of Common Shares and Convertible Securities and a list of participants in book based nominee registrants such as CDS & Co. and CEDE & Co. as may be made available to the Company upon request, together with their addresses and respective holdings of Common Shares and Convertible Securities. The Company shall concurrently provide the Offeror with the names, addresses and holdings of all Persons having rights to acquire Common Shares or Convertible Securities and the details of such rights. The Company shall from time to time promptly furnish the Offeror with such additional information, including updated or additional lists of Shareholders or holders of Convertible Securities, mailing labels and lists of securities positions and other assistance as the Offeror may reasonably request in order to be able to communicate the Offer to the Shareholders and to such other Persons as are entitled to receive the Offer under applicable Securities Laws.
     (d)  The Company agrees that if the Offer is not, or ceases to qualify as, a “Permitted Bid” under the Company’s shareholder rights plan dated as of September 22, 2005 (the “Rights Plan”), the Company will immediately defer the separation time of the Rights (as defined in the Rights Plan) in respect of the Offer and to continue to defer separation of the Rights with respect to the Offer. The Company agrees that, immediately prior to the Expiry Time, it shall waive or suspend the operation of or otherwise render the Rights Plan inoperative against the Offer, any Compulsory Acquisition (as defined in Section 1.6) and any Subsequent Acquisition Transaction (as defined in Section 1.6). Subject to the foregoing, unless required by the terms of the Rights

Plan with respect to a competing take-over or a final and non-appealable order of a court having jurisdiction or an order of the Ontario Securities Commission, the Company shall not redeem the Rights or otherwise waive, amend, suspend the operation of or terminate the Rights Plan without the prior written consent of the Offeror.
     (e)  Provided that the Offeror has acquired not less than 50.01% of the outstanding Common Shares (on a Fully-Diluted Basis) no later than 10 days after the Expiry Time, the Company agrees that it will, at the request of the Offeror, promptly take all necessary steps to redeem all of its outstanding Junior Preference Shares (Series 1, 2 and 3) and any other class of preference shares, or any outstanding convertible debentures. Such redemption shall be completed by the Company prior to the effective date of any Subsequent Acquisition Transaction announced by the Offeror.
1.3     Consent Under Confidentiality and Standstill Agreement
     The Company consents, pursuant to the provisions of Section 13 of the confidentiality and standstill agreement dated September 13, 2005 between the Offeror and the Company relating to the provision of confidential information by the Company to the Offeror (the “Confidentiality and Standstill Agreement”), to the making of the Offer and the consummation of the transactions contemplated herein (collectively, the “Contemplated Transactions”, which include the Offer, any Compulsory Acquisition, any Subsequent Acquisition Transaction or any subsequent amalgamation of the Offeror and the Company). The Company and the Offeror further agree that the provisions of Section 13 of the Confidentiality and Standstill Agreement cease to apply to the Offeror in their entirety provided that the provisions of the Confidentiality and Standstill Agreement shall once again apply to the Offeror if: (i) the Offer has expired and the Offeror has not acquired any Common Shares pursuant to the Offer; and (ii) each Competing Proposal which has been made prior to the expiry of the Offer has been withdrawn or otherwise terminated.
1.4     Outstanding Stock Options
     Subject to the receipt of all necessary regulatory approvals, and the consent of the Offeror, acting reasonably, the Company may make such amendments to the Company’s stock option plan (the “Stock Option Plan”), if any, as may be necessary, and take all such other steps as may be necessary or desirable, to allow all Persons holding options pursuant to the Stock Option Plan to become holders of options to acquire Offeror Shares in connection with the assumption of the Stock Option Plan by the Offeror upon the completion of a Contemplated Transaction. The options to acquire Offeror Shares shall be on the same terms and conditions as the currently outstanding options to acquire Common Shares of the Company held by such persons, including with respect to vesting schedules, expiry dates and exercise prices, except that each option to acquire one Common Share of the Company shall become an option to acquire 0.6723 Offeror Share(s) and have an exercise price per Offeror Share equal to the exercise price per Common Share of that option immediately prior to the Expiry Time divided by 0.6723. The Company shall not accelerate or take any action to facilitate acceleration (other than in accordance with the vesting terms originally granted and other than pursuant to commitments in respect of options in respect of no more than 3,171,754 shares made prior to the date hereof) of the vesting of any outstanding options under the Stock Option Plan; provided, however, if the employment of any employee is terminated without cause within one year of the Expiry Time, the Offeror and/or the Company shall take such action as may be necessary to vest any unvested options granted under the Stock Option Plan to such employee and to permit the exercise of such options for a period of not less than 30 days following such termination. The Company may take action to facilitate the tender to the Offer of the Common Shares underlying vested stock options and, in particular, may allow the conditional exercise of any outstanding vested options.
1.5     Directors and Officers
     Promptly upon the purchase by the Offeror of such number of Common Shares as represents at least a majority of the then outstanding Common Shares (the “Effective Date”) and from time to time thereafter, the Company acknowledges that the Offeror shall be entitled (subject to the existing rights of the holders of the Company’s Junior Preference Shares) to designate such number of members of the Board of Directors, and any committees thereof, as is proportionate to the percentage of the outstanding Common Shares owned by the Offeror and the Company shall not frustrate the Offeror’s attempts to do so and covenants to co-operate with the Offeror, subject to all applicable Laws, to enable the Offeror’s designees to be elected or appointed to the Board of Directors and to constitute a majority of the Board of Directors, including, without limitation, at the request of the Offeror, by its reasonable best efforts to expand the Board of Directors and/or secure the resignations of such number of directors as is necessary to enable the Offeror’s designees to be elected or appointed to the Board of Directors.
1.6     Subsequent Acquisition Transaction
     If, within 120 days after the date of the Offer, the Offer has been accepted by holders of not less than 90% of the outstanding Common Shares as at the Expiry Time, excluding Common Shares held by the Offeror, or an “Affiliate” or an “Associate” (as those terms are defined in the Securities Act (Ontario)) of the Offeror, the Offeror or the Acquisition Company may at its option acquire (a “Compulsory Acquisition”) the remainder of the Common Shares from those Shareholders who have not accepted the Offer pursuant to Section 188 of the Business Corporations Act (Ontario) (the “OBCA”). If that statutory right of acquisition is not available, or the Offeror does not exercise such right, the Offeror intends to pursue other means of acquiring the remaining Common Shares not tendered to the Offer, although the Offeror shall not be under any obligation to do so. The Company agrees that, in the event the Offeror takes up and pays for Common Shares under the Offer representing at least a simple majority of the outstanding Common Shares (calculated on a Fully-Diluted Basis as at the Expiry Time), it will assist the Offeror in connection with any proposed amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving the Company and the Offeror or an Affiliate of the Offeror that the Offeror may, in its sole discretion, undertake to pursue (a “Subsequent Acquisition Transaction”) to acquire the remaining Common Shares and to achieve an amalgamation of the Company and the Offeror, provided that the consideration per Common Share offered in connection with the Subsequent Acquisition Transaction is at least equivalent in value to the consideration per Common Share offered under the Offer, and further provided that for this purpose, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Offeror’s Share shall be deemed to be at least equivalent in value to each Offeror’s Share offered under the Offer.
1.7     Pre Take-Up Transactions
     (a)  Pre-Acquisition Reorganizations.  The Company shall, following the Commencement Date, effect such reorganizations of its business, operations and assets or such other transactions as the Offeror may request, acting reasonably (each such reorganization, a “Pre-Acquisition Reorganization”). The Offeror shall provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least 10 business days prior to the Expiry Time. Upon receipt of such notice, the Offeror and the Company shall use reasonable best efforts to prepare prior to the Expiry Time all documentation necessary to give effect to each such Pre-Acquisition Reorganization as directed by the Offeror. The completion of any such Pre-Acquisition Reorganization shall be subject to the satisfaction or waiver by the Offeror of the conditions to the Offer set forth in Schedule A hereto and shall be effected immediately prior to the take up of the Common Shares tendered to the Offer by the Offeror (such date to be no earlier than the Expiry Time) or at such time thereafter as directed by the Offeror.
     (b)  Subco Reorganization.  Promptly after the date hereof, the Company shall take all necessary steps to prepare to effect as of, at, or as promptly as practicable following the Expiry Time as the Offeror may reasonably direct, such reorganization of its business, operations and assets as may be required to prepare a subsidiary (“Subco”) holding the Company’s Nikkelverk, Norway refinery and the Company’s marketing organizations for the products currently produced at such refinery (the “Identified Assets”) as the Offeror may reasonably direct for each of: (i) a possible sale of the shares, or all or substantially all of the assets, of Subco to a third party (a “Subco Third Party Sale”), (ii) a possible sale of Subco shares to the public (a “Subco Public Offering”); (iii) a possible distribution of Subco shares to shareholders of the Offeror (a “Subco Spin”) (such reorganization, the “Subco Reorganization”); and the creation of a new agreement, to be effective as of the date of the Subco Reorganization but no earlier than the Expiry Time, covering the supply of one or more forms of intermediate products to the refinery referred to above, the terms and conditions of which agreement shall be as directed by the Offeror.
     (c)  Subco Third Party Sale.  The Company shall, if requested by the Offeror, conduct an auction process in respect of a Subco Third Party Sale in such manner as the Offeror shall direct. If so directed by the Offeror, the Company shall use reasonable best efforts to enter into a binding agreement to sell Subco to a third party on terms and conditions satisfactory to the Offeror, which agreement shall be effective, unless the Offeror has advised the Company of a later date for such condition, upon the Offeror acquiring a majority of the outstanding Common Shares.
     (d)  Subco Public Offering and Subco Spin.  The Company shall use its reasonable best efforts to make all necessary preparations to effect the Subco Public Offering and the Subco Spin, in each case in such manner as the Offeror may direct.

     (e)  Filings.  In furtherance and not in limitation of the foregoing, the Company shall, at and in accordance with the directions of the Offeror:
(i)	promptly prepare and file, or shall cause Subco promptly to prepare and file, as applicable all forms, statements, reports and documents, required to be filed or furnished by it with the securities regulatory authorities and stock exchanges in jurisdictions selected by the Offeror including any prospectus or other documents necessary to effect the Subco Public Offering or Subco Spin, to cause Subco to become a reporting issuer or registrant in each jurisdiction selected by the Offeror and to have its shares listed on the stock exchange(s) selected by the Offeror (the “Subco Filings”);

(ii)	use reasonable best efforts to have the Subco Filings approved or declared effective by the applicable regulatory authorities (including the issuance of a final receipt for any Subco prospectus) and by the stock exchange(s) selected by the Offeror; and

(iii)	use reasonable best efforts, and cause its Subsidiaries (including Subco) to use their respective reasonable best efforts to cause any shares of Subco that are distributed to the public or to shareholders of the Offeror in connection with a Subco Public Offering or a Subco Spin, respectively, to be approved for listing on the stock exchange(s) selected by the Offeror, subject to official notice of issuance, prior to such distribution.
     (f)  Accuracy of Information.  The Company agrees, on behalf of itself and its Subsidiaries (including Subco), that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in any Subco Filing will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
     (g)  Compliance with Securities Laws.  The Company will, and will cause its Subsidiaries (including Subco) to, cause all Subco Filings to comply as to form and substance in all material respects with the applicable provisions of applicable securities laws and the requirements of the stock exchange(s) selected by the Offeror, as applicable.
     (h)  Auditors’ Consents and Comfort Letters.  The Company shall, and shall cause each of its Subsidiaries (including Subco) to, use reasonable best efforts to cause to be delivered: (A) to the Offeror, any consents of its independent auditors reasonably requested by the Offeror under all applicable Securities Laws, including consents to the incorporation by reference of the reports of such auditors on the financial statements of the Company and its predecessors into the Circular filed with the SEC under cover of Form F-8; and (B) to the Offeror and its directors, a letter of the Company’s or such Subsidiary’s independent auditors, dated the date on which any Subco Filings shall be made with the SEC or Canadian securities regulatory authorities and addressed to the Offeror and its directors, in form and substance customary for “comfort” letters delivered by independent public accountants in connection with forms, statements, reports and documents required to be filed with the SEC and Canadian securities regulatory authorities.

1.8     Officers and Directors
     The Offeror agrees to use all reasonable efforts to cause its Board of Directors to pass such resolutions and to take such other actions as may be required in order that: (i) as of the Effective Time Scott M. Hand will be Chairman and Chief Executive Officer of the Offeror; (ii) as soon as practicable after the Effective Time, Derek G. Pannell will be appointed President of the Offeror; and (iii) four new directors, who will be directors of the Company at such time as they are to be nominated or appointed, will be nominated for election or appointed to the Board of Directors of the Offeror, to the extent possible without calling a meeting of shareholders between the Effective Time and the Offeror’s next annual meeting of shareholders, or otherwise through the nomination for election of such persons at the next annual meeting of shareholders of the Offeror.
ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF THE OFFEROR
     The Offeror hereby makes to the Company the representations and warranties set out in Schedule B to this Agreement, and acknowledges that the Company is relying upon these representations and warranties in connection with the entering into of this Agreement.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     The Company hereby makes to the Offeror the representations and warranties set out in Schedule C to this Agreement, and acknowledges that the Offeror is relying upon these representations and warranties in connection with the entering into of this Agreement.
ARTICLE 4
CONDUCT OF BUSINESS
4.1     Conduct of Business by the Company
     The Company covenants and agrees that, prior to the earlier of the time of the appointment or election to the Board of Directors of persons designated by the Offeror who represent a majority of the directors of the Company (the “Effective Time”) and the termination of this Agreement, unless the Offeror shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement, the Company will, and will cause each of the Company’s Subsidiaries (as that term is defined in Section 5.2) to:
     (a)  continue to carry on its business in the ordinary course consistent with past practice in all material respects and to use reasonable best efforts to preserve intact its present business organization and goodwill, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, customers, employees and others having business relationships with them;
     (b)  not split, consolidate or reclassify any of its outstanding shares nor undertake any other capital reorganization (except as required by Section 1.7), nor declare, set aside or pay any dividends on, reduce capital or make any other distributions on or in respect of its outstanding shares other than the declaration and payment of regular dividends (meaning current cash dividends at the levels required to be paid in accordance with the Company’s currently outstanding preferred and preference shares, and quarterly cash dividends on its Common Shares in accordance with the Company’s current dividend policy as established in July 2005, and not reduce its stated capital;
     (c)  not amend its articles or by-laws or the terms of any of its outstanding securities, including any outstanding indebtedness and credit facilities;
     (d)  not issue any securities (other than the issuance of Common Shares upon the exercise of currently outstanding stock options and convertible debt instruments, in accordance with their terms), or redeem, offer to purchase or purchase any of its outstanding securities except for the redemption of such of its currently outstanding Junior Preference Shares from holders of such shares who have duly exercised the retraction rights provided for in the terms of such shares upon the occurrence of a Change of Control Event (as defined in such terms) or as the Offeror may direct pursuant to Section 1.2(e);
     (e)  not enter into, adopt, amend, vary, modify or take any other action with respect to any bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust, fund, or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits except for changes in compensation for employees, other than officers and directors, in the ordinary course of business consistent with past practice;
     (f)  not acquire any capital assets or group of related capital assets (through one or more related or unrelated acquisitions) having a value in excess of U.S. $50 million in the aggregate in the one year period following the date of this Agreement unless expressly contemplated in the Company’s operating budgets and conducted in the ordinary course of business consistent with past practice;
     (g)  not sell, lease, option, encumber or otherwise dispose of any capital assets or group of related capital assets (through one or more related or unrelated transactions) having a value in excess of U.S. $50 million in the aggregate for all such transactions in the one year period following the date of this Agreement unless expressly contemplated in the Company’s operating budgets and conducted in the ordinary course of business consistent with past practice;
     (h)  not incur or commit to incur any indebtedness for borrowed money or issue any debt securities, except for the borrowing of working capital in the ordinary course of business and consistent with past practice under existing credit facilities Disclosed to the Offeror or through an offering of commercial paper backed by existing credit facilities Disclosed to the Offeror, incur or commit to incur, or guarantee, endorse or otherwise become responsible for any other material liability, obligation or indemnity or the obligations of any other Person or other business organization, or make any loans or advances except to wholly-owned subsidiaries, or except for liabilities, obligations, indemnities, loans or advances in the ordinary course of business consistent with past practice;
     (i)  not authorize, agree to issue, issue or award any stock options under any existing plan of the Company or otherwise;
     (j)  not pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Company’s financial statements or incurred in the ordinary course of business consistent with past practice;
     (k)  not, and not authorize, recommend or propose to, waive, release, grant, transfer, exercise or amend any rights of value or modify or change in any material respect (i) any existing contractual rights in respect of any material joint ventures or material mineral properties or rights of any kind, or (ii) any other material licence, lease, contract or other document other than in the ordinary course of business consistent with past practice, and only if so doing would not materially adversely affect the Company;
     (l)  not enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives or other similar financial instruments, except bona fide metal hedges under Canadian GAAP entered into to eliminate any bona fide price risk to the Company associated with customers purchasing metals for future delivery and in the ordinary course of business as Disclosed to the Offeror (within the meaning of that term as defined in Schedule C to this Agreement);
     (m)  use reasonable best efforts to cause its current insurance (or re-insurance) policies or any of the coverage thereunder not to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;
     (n)  not incur, or commit to, capital expenditures in excess of Cdn. $50 million in the aggregate during the period between the date of this Agreement and December 31, 2005, and not in excess of Cdn. $50 million in the aggregate thereafter not otherwise included in the capital expenditures budgets of the Company covering its existing operations and projects Disclosed to the Offeror, and not make any formal or informal decision or take any other action, including, but not limited to, any transfer or assignment to any Person of any ownership interest in any company or other entity involved or otherwise participating in such project or any commitment associated with any such project, to advance or otherwise proceed with any project involving capital expenditures in excess of Cdn. $100 million (or, in the case of any of the foregoing dollar amounts, the equivalent in any other currency or currencies based upon the prevailing exchange rates), in each case other than as for those capital expenditures presently contemplated and Disclosed to the Offeror;
     (o)  not make any changes to existing accounting policies other than as required by applicable Law or by Canadian GAAP;
     (p)  not engage in any transaction with any related parties other than with wholly-owned Subsidiaries in the ordinary course;
     (q)  not commit to or enter into any new arrangements, or modify any existing arrangements, between the Company and any shareholder or holder of Convertible Securities of the Company owning or controlling more than 5% of the outstanding securities of any class of the Company other than amendments or revocation to the insurance program currently provided by the Brascan insurance facility;
     (r)  not acquire or agree to acquire (by merger, amalgamation, acquisition of stock or assets or otherwise) any Person or other business organization or division or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person, except for purchases of inventory or equipment in the ordinary course of business consistent with past practice, and except for capital expenditures permitted by Section 4.1(n);
     (s)  (i) duly and timely file all Tax returns required to be filed by it on or after the date hereof and all such Tax returns will be true, complete and correct; (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws; (iii) not make or rescind any material express or deemed election relating to Taxes; (iv) not make a request for a tax ruling or enter into a closing agreement with any taxing authorities; (v) not settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes and (iv) not change in any material respect any of its methods of reporting income, deductions or accounting for income tax purposes from those employed in the preparation of its income tax return for the tax year ending December 31, 2004, except as may required by applicable Laws;
     (t)  duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable corporate Laws or Securities Laws;
     (u)  not adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company or any of its Subsidiaries;
     (v)  promptly notify the Offeror orally and in writing of (i) any material adverse change (within the meaning of the Securities Act (Ontario)), on a consolidated basis, in the operation of its businesses or in the operation of its properties and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated); and (ii) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations or warranties of the Company contained herein (including, for greater certainty, contained in Schedule C to this Agreement) to be untrue or inaccurate; or (y) result in the failure in any material respect of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied prior to the Effective Time;
     (w)  not enter into any transaction or perform any act which might interfere with or be materially inconsistent with the successful completion of the acquisition of Common Shares by the Offeror or the Acquisition Company pursuant to the Offer or the successful completion of a Contemplated Transaction within 120 days of the Expiry Time or which would render, or which reasonably may be expected to render, inaccurate any of the Company’s representations and warranties set forth in Schedule C to this Agreement or interfere with the completion of the Offer, a Compulsory Acquisition or an amalgamation of the Company and the Offeror; and
     (x)  not announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subparagraphs.
ARTICLE 5
OTHER COVENANTS
5.1     Co-Operation and Assistance
     (a)  Subject to the terms and conditions of this Agreement, the Offeror and the Company shall co-operate and use their reasonable best efforts in good faith to take, or cause to be taken, all reasonable actions, including without limitation, the preparation of any applications for orders, registrations, consents, filings, circulars and approvals and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under this Agreement and the Offer, and to complete any of the Contemplated Transactions, including their obligations under applicable Securities Laws. Without limiting the generality of the foregoing, the Company shall provide the Offeror with any information pertaining to the Company and its predecessors that is necessary for the completion of the Circular by the Offeror, and shall provide the Offeror with such other assistance in the preparation of the Circular as may be reasonably requested by the Offeror.
     (b)  In furtherance and not in limitation of clause (a) above and subject to the other clauses of this Section and, except with respect to any specific limitations set forth in this Section concerning the actions which the Offeror is required to take in order to obtain necessary approvals or remove any opposition that might be imposed or raised by a Governmental Entity (as hereinafter defined) pursuant to any Regulatory Laws with respect to any of the Contemplated Transactions, each party hereto agrees to make (i) within seven calendar days after the date hereof an appropriate filing of a Notification and Report Form pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”) with respect to the Contemplated Transactions and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested by the U.S. Competition Authority (as hereinafter defined) pursuant to the HSR Act and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as reasonably practicable, (ii) all appropriate filings with the European Commission (“European Commission”) pursuant to Council Regulation 139/2004/EC (the “EC Merger Regulation”) or otherwise and, if required or deemed by the Offeror to be appropriate or advisable, any competition agencies pursuant to the Laws of any applicable EC member states (“EC Member States”) in accordance with all applicable competition, merger control, antitrust, investment or any other Regulatory Laws as promptly as reasonably practicable and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested by the European Commission and/or any competition agencies under the EC Member States (“Member States Agencies”) and to take all other actions necessary, proper or advisable to cause the expiration or termination of any applicable waiting periods instituted by the EC and/or Member States Agencies, in order to complete the Contemplated Transactions as soon as reasonably practicable, (iii) the appropriate pre-merger notifications pursuant to Part IX of the Competition Act (Canada) (“Canadian Competition Act”) and any other submissions pursuant to the Canadian Competition Act as may be appropriate and advisable as promptly as reasonably practicable and to supply as promptly as reasonably practicable any additional information and documentary material that may be reasonably requested by the Canadian Commissioner of Competition (the “Canadian Commissioner”) and to take all other reasonable actions necessary, proper or advisable to cause the expiration or termination of any applicable waiting periods and to obtain any approval or notification required or sought to be obtained from the Canadian Commissioner in order to complete any Contemplated Transactions as soon as reasonably practicable, and (iv) appropriate filings with any other Governmental Entity in accordance with all applicable competition, merger control, antitrust, investment or other Regulatory Laws as soon as reasonably practical and to supply as promptly as practicable any additional information and documentary material that may be reasonably requested by any such Governmental Entities and to take all other reasonable actions necessary, proper or advisable to cause the expiration or termination of any applicable waiting periods instituted thereunder or thereby. It is understood that, with respect to those consents or clearances required from such other Governmental Entities in order to complete any Contemplated Transaction, where (1) the assets, revenues or operations of each or both parties in the particular jurisdiction of any such other Governmental Entity are more than de minimus and (2) any director, officer or employee of a party would be subject to criminal penalties for failure to obtain such consent or clearance from such other Governmental Entity (“Other Clearances”), the parties will develop mutually acceptable schedules to obtain such Other Clearances. Without limiting the foregoing, each party shall use its reasonable best efforts to obtain such approvals as are necessary, or deemed by the Offeror to be appropriate or advisable, and to resolve any objections as may be asserted with respect to the Contemplated Transactions under any applicable competition, merger control, antitrust, investment or other Regulatory Laws, provided that the Offeror shall not be obligated hereby to divest or hold separate or otherwise take or commit to take any action with respect to any asset, property, operation or agreement of the Offeror or the Company or supply any form of intermediate nickel or other product(s) to any third party in order to obtain any requisite approval , consent or clearance from any Governmental Entity, including, but not limited to, the U.S./EC/Cdn. Agencies (as hereinafter defined) other than (x) the divestiture, through a sale, initial public offering or distribution to shareholders of the Offeror after the Expiry Time of the Contemplated Transactions, as determined solely by the Offeror after discussions with the

Company and after discussions by the Offeror with the U.S. Federal Trade Commission (the “FTC”), the Antitrust Division of the U.S. Department of Justice (the “DOJ”) (the DOJ or the FTC being referred to as the “U.S. Competition Authority”), the European Commission and Member States Agencies and/or the Canadian Commissioner (collectively, the “US/EC/Cdn. Agencies”) responsible for reviewing the Contemplated Transactions and other Governmental Entities, of the Company’s Nikkelverk, Norway refinery and the Company’s marketing organizations for the products currently produced at such refinery (such refinery and marketing organizations together with the supply agreement referred to in (y) below being hereinafter collectively referred to as the “Identified Assets/Agreement”) and (y) a one or more supply agreements on an arm’s length basis covering one or more forms of intermediate nickel product(s) that can be refined into finished nickel product(s) at such refinery on such terms and conditions, including the length of such agreements, as determined and agreed upon by the Offeror after discussions with the U.S./EC/Cdn. Agencies. The Company shall promptly execute and deliver, and cause each of its Subsidiaries to execute and deliver, all such instruments of conveyance, assignments, and other documents as may be required or desirable to transfer and assign the Identified Assets/Agreement as of the Expiry Time, obtain the U.S./EC/Cdn. Clearances (as defined below) and to effect any Contemplated Transactions. In connection with the foregoing, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any of the Contemplated Transactions as violative of any competition, merger control, antitrust, investment or other Regulatory Laws, neither party shall be required to initiate litigation against, or defend itself in any litigation brought by, any of the US/EC/Cdn. Agencies in connection with the Contemplated Transactions. Subject to the right of either party to decline to initiate or defend itself in any such litigation, each party shall cooperate in all reasonable respects with the other and use its reasonable best efforts to contest and resist any action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of any of the Contemplated Transactions.
     (c)  Each party shall, in connection with the efforts referenced in Section 5.1(b) to obtain all requisite approvals, notifications and authorizations for the Contemplated Transactions under the HSR Act, the EC Merger Regulation or otherwise, the Canadian Competition Act or any corresponding requirements of the EC Member States (collectively, the “U.S./EC/Cdn. Clearances”), and any other required competition or similar filing under any other Regulatory Laws, use its reasonable best efforts, subject to all applicable Regulatory Laws relating thereto and to the exchange of privileged, confidential or competitively-sensitive information, to (i) keep the other party promptly informed of any material communication received by such party from, or given by such party to, the U.S./EC/Cdn. Agencies and any material communication received or given in connection with any proceeding by a private party and (ii) to give the other party the opportunity to attend and participate in meetings and conferences with the U.S./EC/Cdn. Agencies with respect to any of the Contemplated Transactions.
     (d)  Other than to the extent any Regulatory Laws expressly require the Company or any of its Subsidiaries to obtain any consent of any Governmental Entity or to make any filing with any Governmental Entity, the Offeror shall be solely responsible for making all such filings and otherwise pursuing all U.S./EC/Cdn. Clearances and any other consents from Governmental Entities which are required to consummate the Contemplated Transactions or deemed by the Offeror to be appropriate or advisable and shall advise the Company of any filings or notices made or other communications given or received in connection with such U.S./EC/Cdn. Clearances and any other Governmental Clearances contemplated by cause (b). The Company shall fully cooperate with the Offeror in pursuing all U.S./EC/Cdn. Clearances and all such consents and clearances and to the extent it is so required to obtain a consent or make a filing it shall do so only after the prior review thereof and concurrence thereto by and in coordination with the Offeror.
     (e)  For purposes of this Agreement, “Regulatory Laws” means the U.S. Sherman Act, as amended, the U.S. Clayton Act, the U.S. Federal Trade Commission Act, as amended, the Canadian Competition Act, as amended, the EC Merger Regulation and all other applicable supranational, national, federal, state, provincial and local laws, statutes, rules and regulations designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition.
     (f)  All filing fees required in connection with the notification of the Contemplated Transactions or the application for or prosecution of any consent, approval, authorization, registration, filing or submission in accordance with this Section shall be borne by the Offeror. Unless otherwise provided, all other fees, expenses and disbursements (including the costs of preparation of any such filings and fees and expenses of legal counsel) incurred in connection with the matters referred to in this Section shall be borne by the Offeror if incurred by or on its behalf and by the Company if incurred by or on behalf of the Company.
     (g)  Each of the Offeror and the Company shall promptly notify the other if at any time before the Expiry Time it becomes aware that the Circular, the Directors’ Circular, an application for an order, any registration, consent, circular or approval, registration statement or any other filing under companies, corporations or applicable Securities Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in the light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular, the Directors’ Circular, such application, registration statement or filing, and the Offeror and the Company shall co-operate in the preparation of any amendment or supplement to the Circular, the Directors’ Circular, application, registration statement or filing, as required.
     (h)  Subject to the conditions herein provided, the Company agrees to use its reasonable best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as is practicable any Contemplated Transaction, including the execution and delivery of such documents as the Offeror may reasonably require, and using reasonable best efforts to obtain all necessary waivers, consents, rulings, orders and approvals, and to effect all necessary registrations and filings, including, but not limited to, filings under applicable Laws and submissions of information requested by Governmental Entities. The Company shall use its reasonable best efforts to co-operate with the Offeror in taking such actions.

5.2     No Solicitations, Opportunity to Match, Etc.
     (a)  When used in this Agreement, the following terms shall have the following meanings:
“Acquisition Proposal” means: (i) any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation or winding-up in respect of the Company or any Subsidiary of the Company; (ii) any sale or acquisition of 20% or more of the fair market value of the assets of the Company on a consolidated basis; (iii) any sale or acquisition of 20% or more of the Company’s shares of any class or rights or interests therein or thereto; (vi) any sale of any interest in any material joint ventures or material mineral properties; (vii) any similar business combination or transaction, of or involving the Company, any Subsidiary of the Company or material joint venture of the Company, other than with the Offeror; or (viii) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any Person other than the Offeror or the Acquisition Company;
“Subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a Subsidiary; and
“Superior Proposal” means an unsolicited bona fide Acquisition Proposal made by a third party to the Company in writing after the date hereof: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the Common Shares and offering or making available the same consideration in form and amount per Common Share to be purchased or otherwise acquired; (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iii) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Board of Directors, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel), will be obtained, (iv) which is not subject to a due diligence and/or access condition which would allow access to the books, records, personnel or properties of the Company or any Subsidiary or their respective representatives beyond 5:00 p.m. (Eastern Standard Time) on the third day after which access is afforded to the third party making the Acquisition Proposal (provided, however, that the foregoing shall not restrict the ability of such third party to continue to review information provided to it by the Company during such three day period); (v) which is offered or made available to all Shareholders in Canada and the United States; (vi) in respect of which the Board of Directors determines in good faith (after receipt of advice from its financial advisors with respect to (y) below and outside legal counsel with respect to (x) below) that (x) failure to recommend such Acquisition Proposal to Shareholders would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to Shareholders from a financial point of view than the Offer (including any adjustment to the terms and conditions of the Offer proposed by the Offeror pursuant to Section 5.2(g) below, and taking into account the long-term value and anticipated synergies anticipated to be realized as a result of the combination of the Offeror and the Company); and (vii) that, subject to compliance with the requirements of Section 5.2 of this Agreement, the Board of Directors has determined to recommend to Shareholders.
     (b)  The Company shall not, directly or indirectly, through any officer, director, employee, representative (including for greater certainty any financial or other advisors) or agent of the Company or any Subsidiary, take any action of any kind which might, directly or indirectly, interfere with, the successful acquisition of Common Shares by the Offeror pursuant to the Offer or any Contemplated Transaction, including, but not limited to, any action to: (i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing non-public information, permitting any visit to any facilities or properties of the Company or any Subsidiary, including any material joint ventures or material mineral properties, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding any Acquisition Proposal; (ii) engage in any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal provided that for greater certainty, the Company may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Board of Directors has so determined; (iii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to the Offeror, the approval or recommendation of the Board of Directors or any committee thereof of this Agreement or the Offer; (iv) approve or recommend, or remain neutral with respect to, or propose publicly to approve or recommend, or remain neutral with respect to, any Acquisition Proposal; or (v) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal .
     (c)  Notwithstanding Section 5.2(b) above and any other provision of this Agreement, the Board of Directors shall be permitted to: (i) withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to the Offeror the approval or recommendation of the Offer; (ii) engage in discussions or negotiations with, or provide information pursuant to Section 5.2(e) below to, any Person in response to an Acquisition Proposal by any such Person, if and only to the extent that: (A) it has received an unsolicited bona fide written Acquisition Proposal from such Person and such Acquisition Proposal constitutes a Superior Proposal; (B) in the case of clause (i) above, the Company shall have complied with all other requirements of Section 5.2(g) below, (C) the Company’s Board of Directors, after consultation with outside legal counsel, determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under all applicable Laws; (D) in the case of clause (ii) above, prior to providing any information or data to such Person in connection with such Acquisition Proposal, the Company’s Board of Directors receives from such Person an executed confidentiality agreement which includes a standstill provision that restricts such Person from announcing an intention to acquire, or acquiring, any securities or assets of the Company without the approval of the Company for a period of not less than two years from the date of such confidentiality agreement; and provided further that the Company sends a copy of any such confidentiality agreement to the Offeror promptly upon its execution and that the Offeror is immediately provided with a list of, or in the case of information that was not previously made available to the Offeror, copies of, any information provided to such Person; and (E) in the case of clause (ii) above, prior to providing any information or data to any such Person or entering into discussions or negotiations with any such Person who has made an Acquisition Proposal, the Company has complied with Section 5.2(e).
     (d)  The Company has notified the Offeror of all Acquisition Proposals currently under consideration and will cease and cause to be terminated any existing solicitation, encouragement, activity, discussion or negotiation with any Person by the Company or any Subsidiary or any of its or their representatives or agents with respect to any Acquisition Proposal, whether or not initiated by the Company, and, in connection therewith, the Company will discontinue access to any data rooms (virtual or otherwise) and will request (and exercise all rights it has to require) the return or destruction of all information regarding the Company and its Subsidiaries previously provided to any such Person or any other Person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any information regarding the Company and its Subsidiaries. The Company shall not release any third party from any confidentiality agreement or standstill agreement (except to allow such party to propose a Superior Proposal), and shall not waive the application of the Rights Plan in favour of any third party. Prior to the Commencement Date, the Company shall confirm to the Offeror that it has demanded that all third parties: (i) with whom the Company has discussed any Acquisition Proposal; (ii) to whom the Company has delivered a confidential information memorandum regarding the Company; or (iii) who have otherwise received any confidential information regarding the Company, in each case since January 1, 2004, must either return any such confidential information or certify its destruction.
     (e)  From and after the date of this Agreement, the Company shall promptly (and in any event within 24 hours after it has received any proposal, inquiry, offer or request) notify the Offeror, at first orally and then in writing, of any proposal, inquiry, offer (or any amendment thereto) or request relating to or constituting an Acquisition Proposal, any request for discussions or negotiations, any request for representation on the Board of Directors and or any request for non-public information relating to the Company or any Subsidiary or any material joint venture or material mineral property of which the Company’s directors, officers, representatives or agents are or became aware, or any amendments to the foregoing. Such notice shall include a description of the terms and conditions of, and the identity of the Person making, any proposal, inquiry, offer (including any amendment thereto) or request, and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing. The Company shall also provide such other details of the proposal, inquiry, offer or request, or any amendment to any of the foregoing, as the Offeror may reasonably request. The Company shall keep the Offeror promptly and fully informed of the status, including any change to the material terms, of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and will respond promptly to all inquiries by the Offeror with respect thereto.

     (f)  The Company shall ensure that its officers, directors, representatives and agents, and its Subsidiaries and their officers, directors, representatives and agents, are aware of the provisions of Sections 5.2(b) to 5.2(e) hereof and agree to be bound thereby, and it shall be responsible for any breach of such provisions by any of them or by any employee of the Company or any Subsidiary.
     (g)  The Company shall not accept, approve or recommend, nor enter into any agreement relating to, an Acquisition Proposal (other than a confidentiality agreement contemplated by Section 5.2(c)(D) above) unless:
(i)	the Acquisition Proposal constitutes a Superior Proposal;

(ii)	the Company has complied with Sections 5.2(b) through 5.2(h), inclusive;

(iii)	the Company has provided the Offeror with notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal (including a copy of the confidentiality agreement between the Company and the Person making the Superior Proposal if not previously delivered) at least seven business days prior to the date on which the Board of Directors proposes to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal;

(iv)	seven business days shall have elapsed from the later of the date the Offeror received notice of the Company’s proposed determination to accept, approve, recommend or to enter into any agreement relating to such Superior Proposal, and the date the Offeror received a copy of the written proposal in respect of the Acquisition Proposal and, if the Offeror has proposed to amend the terms of the Offer in accordance with Section 5.2(h), the Board of Directors (after receiving advice from its financial advisors and outside legal counsel) shall have determined in good faith that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Offer by the Offeror;

(v)	the Company concurrently terminates this Agreement pursuant to Section 6.1(k); and

(vi)	the Company has previously, or concurrently will have, paid to the Offeror the Company Termination Payment.
     (h)  The Company acknowledges and agrees that, during the seven business day period referred to in Section 5.2(g)(iv) or such longer period as the Company may approve for such purpose, the Offeror shall have the opportunity, but not the obligation, to propose to amend the terms of the Offer. The Board of Directors will review any proposal by the Offeror to amend the terms of the Offer in order to determine, in good faith in the exercise of its fiduciary duties, whether the Offeror’s proposal to amend the Offer would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Offer.

The Board of Directors shall promptly reaffirm its recommendation of the Offer by press release after: (x) any Acquisition Proposal (which is determined not to be a Superior Proposal) is publicly announced or made; or (y) the Board of Directors determines that a proposed amendment to the terms of the Offer would result in the Acquisition Proposal not being a Superior Proposal, and the Offeror has so amended the terms of the Offer. The Offeror and its counsel and other advisors shall be given a reasonable opportunity to review and comment on the form and content of any such press release.
Nothing in this Agreement shall prevent the Board of Directors from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal.
The Company also acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of this Section 5.2.
5.3     Payments and Expenses
     (a)  When used in this Agreement, the following terms shall have the following meanings:
“Company Expense Payment” means U.S. $30 million;
“Company Termination Payment” means U.S. $320 million, less the amount, if any, paid or payable by the Company to the Offeror as a Company Expense Payment;
“Competing Proposal” means: (i) any merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, or similar transaction in respect of the Company; (ii) any purchase or other acquisition by a Person (other than the Offeror or the Acquisition Company) of such number of the Company’s Common Shares or any rights or interests therein or thereto which together with such Person’s other direct or indirect holdings of Common Shares and the holdings of any other Person or Persons with whom such first Person may be acting jointly or in concert constitutes at least 50.01% of the Company’s outstanding Common Shares; (iii) any similar business combination or transaction, of or involving the Company; or (iv) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any Person other than the Offeror or the Acquisition Company;
“Offeror Enhanced Expense Payment” means U.S. $107 million; and
“Offeror Expense Payment” means U.S. $30 million.
     (b)  The Company shall pay the Company Termination Payment to the Offeror, by way of a wire transfer in immediately available funds to an account specified by the Offeror, if:
(i)	this Agreement is terminated in the circumstances set out in Section 6.1(i), (j) or (k), unless: (A) the termination is under Section 6.1(i) or (j) and arises solely as a result of a Material Adverse Change in respect of the

Offeror which has occurred since the date hereof; (B) the Board of Directors has determined in good faith (after receipt of advice from its legal and financial advisors) that: (x) a Material Adverse Change in the Offeror has occurred since the date hereof; and (y) the failure to change the Board’s recommendation, or refusal to reaffirm such recommendation, would be inconsistent with its fiduciary duties; and (C) the Offeror has filed, or the Ontario Securities Commission has determined that it should have filed, a Material Change Report in accordance with applicable Securities Laws in respect of such Material Adverse Change;

(ii)	this Agreement is terminated pursuant to Section 6.1(h) as a result of the Company being in default of any of its covenants or obligations contained in Section 5.2 of this Agreement; or

(iii)	(A) prior to the termination of this Agreement a Competing Proposal is publicly announced or otherwise made; and (B) during the period commencing on the date hereof and ending 12 months following the termination of this Agreement (X) a Competing Proposal is consummated, or (Y) the Board of Directors approves or recommends a Competing Proposal, or the Company enters into a definitive agreement with respect to a Competing Proposal, and that Competing Proposal is subsequently consummated at any time thereafter.
Such payment shall be due: (A) in the case of a termination specified in clause (i) or (ii) above, forthwith (and in any event within two business days) following the termination of this Agreement but prior to or concurrently with termination in the case of a termination pursuant to Section 6.l(k); and (B) in the case of the circumstances specified in clause (iii) above, prior to or concurrently with the consummation of the Competing Proposal.
     (c)  The Company shall forthwith pay the Company Expense Payment to the Offeror by way of a wire transfer in immediately available funds to an account specified by the Offeror if this Agreement is terminated in the circumstances set out in Section 6.1(h).
     (d)  The Company shall forthwith pay the Offeror Enhanced Expense Payment to the Offeror by way of a wire transfer in immediately available funds to an account specified by the Offeror if the Offer is not completed as a result of the Minimum Tender Condition not having been satisfied in circumstances in which either the U.S./EC/Cdn. Clearances have been obtained or such U.S./EC/Cdn. Clearances have not been obtained and the Company has not complied with its covenants and obligations in Sections 1.7 and 5.1 (in either case, whether or not any other conditions of the Offer are also not satisfied) and this Agreement is terminated pursuant to Section 6.1(d) unless: (A) the non-satisfaction of the Minimum Tender Condition arises solely as a result of a Material Adverse Change in respect of the Offeror which has occurred since the date hereof; (B) the Board of Directors has determined in good faith (after receipt of advice from its legal and financial advisors) that: (x) a Material Adverse Change in the Offeror has occurred since the date hereof; and (y) the failure to change the Board’s recommendation, or refusal to reaffirm such recommendation, would be inconsistent with its fiduciary duties; and (C) the

Offeror has filed, or the Ontario Securities Commission has determined that it should have filed, a Material Change Report in accordance with applicable Securities Laws in respect of such Material Adverse Change.
     Moreover, in circumstances in which the Offeror Enhanced Expense Payment is payable under this Section 5.3(d), if within 18 months of the termination of this Agreement pursuant to Section 6.1(d) a Competing Proposal is consummated, then the Company shall, prior to or concurrently with the consummation of a Competing Proposal, pay to the Offeror the Offeror Termination Payment (less the amount of the Offeror Enhanced Expense Payment provided such latter amount has been paid to the Offeror).
     (e)  The Offeror shall forthwith pay the Offeror Expense Payment to the Company by way of a wire transfer in immediately available funds to an account specified by the Company if this Agreement is terminated in the circumstances set out in Section 6.1(g).
     (f)  The Company acknowledges that the amount set out in this Section 5.3 in respect of the Company Termination Payment represents liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Offeror will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.
5.4     Notification of Certain Matters
     Each party shall give prompt notice to the other of any failure of such party, or any officer, director, employee, representative or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.
5.5     Investigation
     Upon reasonable notice and subject to the Confidentiality and Standstill Agreement, the Company agrees to continue to provide the Offeror and its representatives with reasonable access (without disruption to the conduct of the Company’s business) during normal business hours to all books, records, information and files in its possession and control and access to its personnel on an as reasonably requested basis as well as reasonable access to the properties of the Company and its Subsidiaries in order to allow the Offeror to continue to conduct such investigations as the Offeror may consider necessary or advisable for strategic planning, the structuring of the Subco Reorganization and any Pre-Acquisition Reorganization and other reasons related to the combination of the Company and the Offeror, and further agrees to assist the Offeror in all reasonable ways in any investigations which the Offeror may wish to conduct. Nothing in the foregoing shall require the Company to disclose information which it is prohibited from disclosing pursuant to a written confidentiality agreement or confidentiality provision of an agreement with third parties, or information which, in the opinion of the Company, acting reasonably, is competitively sensitive provided that, the Company accepts that the Offeror may have access to such sensitive information in connection with obtaining U.S./EC/Cdn. Clearances and creating Subco. Offeror will, subject to the Confidentiality and

Standstill Agreement dated September 13, 2005 between it and the Company under which the Offeror agreed to make available Confidential Information (as defined therein) to the Company, make available information relating to the Offeror and its business and operations to assist the Company in its evaluation and work relating to the integration plan for the parties to be implemented upon the consummation of the Contemplated Transactions. Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of the other party contained in this Agreement or any document or certificate given pursuant hereto. For greater certainty, until the earlier of the Effective Date and the termination of this Agreement, access to and exchange of competitively sensitive confidential information (“Confidential Data”) as between the Offeror and the Company shall be limited to that which is reasonably necessary for the purposes of securing the US/EC/Cdn. Clearances and the Other Clearances, the preparation and settlement of definitive documents and the advancement of the Offer as contemplated herein and shall be further limited such that the dissemination of such Confidential Data shall be confined to those representatives of the Offeror and the Company and their advisors who have a need to know such information for these purposes and who agree to respect such confidentiality in their dealings with such Confidential Data. In particular, with reference to access to and the sharing of Confidential Data of one party with representatives of the other party for the purposes of preparing any filings or submissions under the Canadian Competition Act, the EC Merger Regulation and the HSR Act in respect of the Offer, the general principle which shall be applied is that such information shall be made available to, exchanged or shared with counsel to the parties rather than the parties or their representatives.
5.6     Shareholder Claims
     The Company shall not settle or compromise, or agree to settle or compromise, any claim brought by any present, former or purported holder of any securities of the Company in connection with the Contemplated Transactions prior to the Effective Date without the prior written consent of the Offeror.
5.7     Officers’ and Directors’ Insurance
     From and after the Effective Date, the Offeror agrees that for the period from the Expiry Time until six years after the Expiry Time, the Offeror will cause the Company or any successor to the Company to maintain the Company’s current directors’ and officers’ insurance policy or a policy reasonably equivalent subject in either case to terms and conditions no less advantageous to the directors and officers of the Company than those contained in the policy in effect on the date hereof (“Equivalent Insurance”), for all present and former directors and officers of the Company and its Subsidiaries, covering claims made prior to or within six years after the Expiry Time; provided that such insurance remains available to the Company or such successor on commercially reasonable terms. Alternatively, the Offeror may purchase as an extension to the Company’s current insurance policies, pre-paid non-cancellable run-off directors’ and officers’ liability insurance providing such coverage for such persons on terms comparable to those contained in the Company’s current insurance policies. From and after the Effective Date, the Offeror shall, and shall cause the Company (or its successor) to, indemnify the current and former directors and officers of the Company and its Subsidiaries to the fullest extent to which the Offeror and the Company are permitted to indemnify such officers and directors under their respective charter, by-laws, applicable Law and contracts of indemnity.
5.8     Alternative Transaction
     The Company agrees to co-operate in good faith with the Offeror and to take all reasonable steps and actions to assist the Offeror to complete any Contemplated Transaction as promptly as practicable. In addition, in the event that the Offeror concludes that it is necessary or desirable to proceed with another form of transaction (such as a plan of arrangement or amalgamation) whereby the Offeror or its Affiliates would effectively acquire all of the Common Shares within the same time periods and on economic terms (including, without limitation, tax treatment) having consequences to the Shareholders which are equivalent to or better than those contemplated by this Agreement (an “Alternative Transaction”), the Company agrees to support the completion of such Alternative Transaction in the same manner as the Offer and shall otherwise fulfill its covenants contained in this Agreement in respect of such Alternative Transaction.
ARTICLE 6
TERMINATION, AMENDMENT AND WAIVER
6.1     Termination
     This Agreement may be terminated at any time prior to the Effective Time:
     (a)  by mutual written consent of the Offeror and the Company;
     (b)  by the Company, if the Offeror or the Acquisition Company does not mail the Offer by the Latest Mailing Time;
     (c)  by the Offeror on or after the Latest Mailing Time, if any condition to making the Offer for the Offeror’s benefit is not satisfied or waived by such date;
     (d)  by the Offeror if the Minimum Tender Condition or any other condition of the Offer shall not be satisfied or waived at the Expiry Time of the Offer, as such Expiry Time may be extended by the Offeror in its sole discretion pursuant hereto, and the Offeror shall not elect to waive such condition;
     (e)  by the Offeror or the Company, if the Offeror or the Acquisition Company does not make the Offer and take up and pay for the Common Shares tendered pursuant to the Offer by a date that is ten months following the date of this Agreement (the “Outside Date”), provided that the right to terminate this Agreement pursuant to this clause shall not be available to the party seeking to terminate if any action of such party or its Affiliates, or any failure of such party or its Affiliates to perform any of its obligations under this Agreement required to be performed by it, shall have resulted in a condition contained in Schedule A to this Agreement not having been satisfied prior to the Outside Date;

     (f)  by the Offeror, if: (i) any court of competent jurisdiction or other governmental authority shall have issued an order, decree or ruling enjoining or otherwise prohibiting any Contemplated Transactions (unless such order, decree or ruling has been withdrawn, reversed or otherwise made inapplicable); or (ii) any litigation or other proceeding is pending or has been threatened to be instituted by any Person or governmental authority, which, in the good faith judgment of the Offeror, could reasonably be expected to result in a decision, order, decree or ruling which enjoins, prohibits, grants damages in a material amount in respect of, or materially impairs the benefits of, any Contemplated Transactions;
     (g)  by the Company, if the Offeror is in default of any covenants or obligations under this Agreement or if any representation or warranty of the Offeror under this Agreement shall have been at the date hereof untrue or incorrect or shall have become untrue or incorrect at any time prior to the Expiry Time and such default or inaccuracy is not curable or, if curable, is not cured by the earlier of such date which is 30 days from the date of notice of such breach and the Expiry Time;
     (h)  by the Offeror, if the Company is in default of any covenants or obligations under this Agreement or if any representation or warranty of the Company under this Agreement shall have been at the date hereof untrue or incorrect or shall have become untrue or incorrect at any time prior to the Expiry Time and such default or inaccuracy is not curable or, if curable, is not cured by the earlier of such date which is within 30 days from the date of notice of such breach;
     (i)  by the Offeror, if: (i) the Board of Directors or any committee thereof fails to recommend or withdraws, modifies, changes or qualifies its approval or recommendation of this Agreement or the Offer in any manner adverse to the Offeror; (ii) the Board of Directors or any committee thereof recommends or approves, or publicly proposes to recommend or approve, an Acquisition Proposal; or (iii) the Company fails to take any action required under Section 1.2(d) of this Agreement with respect to the Rights Plan to defer the separation time of the Rights or to allow the timely completion of any Contemplated Transaction;
     (j)  by the Offeror, if the Board of Directors or any committee thereof fails to publicly affirm its approval or recommendation of the Offer within five calendar days of any written request to do so from the Offeror; and
     (k)  by the Company, if the Company proposes to enter into a definitive agreement with respect to a Superior Proposal in compliance with the provisions of Section 5.2(g), provided that the Company has previously or concurrently will have paid to the Offeror the applicable Company Termination Payment and further provided that the Company has not breached any of its covenants, agreements or obligations in this Agreement.
6.2     Amendment
     This Agreement may not be amended except by an instrument signed by each of the parties hereto.

6.3     Waiver
     At any time prior to the termination of this Agreement pursuant to Section 6.1, any party hereto may: (a) extend the time for the performance of any of the obligations or other acts of any other party hereto; or (b) waive compliance with any of the agreements of the other party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.
6.4     Effect of Termination
     For greater certainty, the parties agree that the compensation or damages to be received pursuant to Section 5.3 of this Agreement is the sole remedy in compensation or damages of the party receiving such payment; provided, however, that nothing contained in this Section 6.4, and no payment of an amount under Section 5.3 of this Agreement, shall relieve or have the effect of relieving any party in any way from liability for damages incurred or suffered by a party as a result of an intentional or wilful breach of this Agreement, including the intentional or wilful making of a misrepresentation in this Agreement (including the Schedules hereto). Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.
ARTICLE 7
GENERAL PROVISIONS
7.1     Advisors
     The Offeror and the Company represent and warrant to each other that, with the exception of Morgan Stanley & Co. and its Affiliates, RBC Dominion Securities Inc. and its Affiliates and Goldman, Sachs & Co. and its Affiliates, for whose fees and expenses the Offeror shall be solely liable, and CIBC World Markets Inc., for whose fees and expenses the Company shall be solely liable, no securityholder, director, officer, employee, consultant, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, in connection with the Offer or any similar transaction based upon arrangements made by or on behalf of the Offeror or the Company, as the case may be.
7.2     Public Statements
     Except as required by applicable Law or applicable stock exchange requirements, neither the Offeror nor the Company shall make any public announcement or statement with respect to the Offer or this Agreement without the approval of the Company or the Offeror, respectively, such approval not to be unreasonably withheld or delayed, except to the extent necessary to comply with Law or applicable stock exchange requirements. Moreover, in any event, each party agrees to give prior notice to the other of any public announcement relating to the Offer or this Agreement and agrees to consult with each other prior to issuing each such public announcement. Each of the Offeror and the Company agrees that, promptly after the entering into of this Agreement, it shall issue a press release announcing the entering into of this Agreement and, in the case of the Offeror, its intention to make the Offer, which press release shall, in each case, be satisfactory in form and substance to the other party acting reasonably.
7.3     Notices
     Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by delivery addressed to the party to which the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day, if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt (if a business day, if not the next succeeding business day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next business day.
The address for service for each of the parties hereto shall be as follows:

(a)	if to the Company:

Falconbridge Limited BCE Place 181 Bay Street Suite 200 Toronto Ontario M5J 2T3

Attention: Derek Pannell President & CEO Fax: (416) 982-7490

with a copy to:

Falconbridge Limited BCE Place 181 Bay Street Suite 200 Toronto Ontario M5J 2T3

Attention: Jeffery A. Snow Senior Vice President & General Counsel Fax: (416) 982-7490

and with a copy to:

McCarthy Tetrault Box 48 Suite 4700M Toronto Dominion Bank Tower Toronto Ontario M5K 1E6

Attention: Garth M. Girvan Fax: (416) 868-0673

(b)	if to the Offeror:

Inco Limited 145 King Street West Suite 1500 Toronto Ontario M5H 4B7

Attention: S. M. Hand Fax: (416) 361-7734

with a copy to:

Osler, Hoskin & Harcourt LLP Box 50 1 First Canadian Place Toronto Ontario M5X 1B8

Attention: Dale R. Ponder Fax: (416) 862-6666
7.4     Interpretation
     The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to Sections, Subsections, Articles and Schedules refer to sections, subsections, articles and schedules of this Agreement unless otherwise stated. Unless the context otherwise requires, words used herein importing the singular include the plural and vice versa.
7.5     Severability
     If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this Agreement.
7.6     Entire Agreement, Assignment and Governing Law
     This Agreement and the Confidentiality and Standstill Agreements each dated September 13, 2005 previously entered into between the Company and the Offeror (together with all other documents and instruments referred to herein) constitute the entire agreement and supersede all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.
     This Agreement: (a) is not intended to confer upon any other Person any rights or remedies hereunder; (b) shall not be assigned by operation of Law or otherwise, except that the Offeror may assign all or any portion of its rights under this Agreement to any Affiliate of the Offeror, but no such assignment shall relieve the Offeror of its obligations hereunder; and (c) shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.
7.7     Counterparts
     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

7.8     Definitions
     In this Agreement (including the Schedules hereto), the following terms shall have the following meanings:
(a)	“1933 Act” means the Securities Act of 1933;

(b)	“business day” means a day, other than a Saturday or a Sunday, on which the principal commercial banks located in Toronto, Ontario and New York, N.Y. are open for business during normal banking hours;

(c)	“Canadian GAAP” means Canadian generally accepted accounting principles or interpretations thereof;

(d)	“Encumbrance” includes any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(e)	“Governmental Entity” means:
(i)	any supranational body or organization (such as the European Union and the EFTA Surveillance Authority), nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

(ii)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and

(iii)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;
(f)	“Laws” means any applicable laws including, without limitation, supranational, national, provincial, state, municipal and local civil, commercial, banking, securities, tax, personal and real property, security, environmental, water, energy, investment, property ownership, land use and zoning, sanitary, occupational health and safety laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, orders, decrees, ordinances, protocols, codes, guidelines, policies, notices, directions and judgments or other requirements of any Governmental Entity;

(g)	“Material Adverse Change”, when used in connection with a party, means any change, effect, event or occurrence with respect to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of that party, its Subsidiaries or its material joint ventures that is, or could reasonably be expected to be, material and adverse to that party, its Subsidiaries and its material joint ventures taken as a whole, other than any change, effect, event or occurrence:
(i)	relating to the Canadian and United States economies, political conditions or securities markets in general;

(ii)	affecting the mining industry in general;

(iii)	relating to a change in the market trading price of shares of that party, either,
(A)	related to this Agreement and the Offer or the announcement thereof, or

(B)	related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from the definition of Material Adverse Change under clauses (i), (ii), (iv) or (v) hereof;
(iv)	relating to any of the principal markets served by that party’s business generally or shortages or price changes with respect to raw materials, metals or business generally or shortages or price changes with respect to raw materials, metals or other products (including, but not limited to, nickel, copper, cobalt, any platinum-group metals, sulfur, sulphuric acid, electricity, zinc or aluminium) used or sold by that party; or

(v)	relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that party, or any of its Subsidiaries or any of its material joint ventures) or in Canadian GAAP;
provided, however, that such change, effect, event or occurrence (other than in the case of clause (iii) above) does not primarily relate only to (or have the effect of primarily relating only to) the party, its Subsidiaries and its material joint ventures, taken as a whole, or disproportionately adversely affect the party, its Subsidiaries and its material joint ventures, taken as a whole, compared to other companies of similar size operating in the industry in which the party, its Subsidiaries and its material joint ventures operate;

(h)	"Material Adverse Effect” when used in connection with a party, means any effect that is, or could reasonably be expected to be, material and adverse to the condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations of that party, its Subsidiaries and its material joint ventures taken as a whole, other than any effect:
(i)	relating to the Canadian and United States economies, political conditions or securities markets in general;

(ii)	affecting the mining industry in general;

(iii)	relating to a change in the market trading price of shares of that party, either:
(A)	related to this Agreement and the Offer or the announcement thereof, or

(B)	related to such a change in the market trading price primarily resulting from a change, effect, event or occurrence excluded from the definition of Material Adverse Effect under clauses (i), (ii), (iv) or (v) hereof;
(iv)	relating to any of the principal markets served by that party’s business generally or shortages or price changes with respect to raw materials, metals or business generally or shortages or price changes with respect to raw materials, metals or other products (including, but not limited to, nickel, copper, cobalt, any platinum-group metals, sulfur, sulphuric acid, electricity, zinc or aluminium) used or sold by that party; or

(v)	relating to any generally applicable change in applicable Laws or regulations (other than orders, judgments or decrees against that party, any of its Subsidiaries or any of its material joint ventures) or in Canadian GAAP;
provided, however, that such effect (other than in the case of clause (iii) above) does not primarily relate only to (or have the effect of primarily relating only to) that party, its Subsidiaries and its material joint ventures, taken as a whole, or disproportionately adversely affect that party, its Subsidiaries and its material joint ventures, taken as a whole, compared to other companies of similar size operating in the industry in which that party, its Subsidiaries and its material joint ventures operate;

(i)	"material joint venture” means a joint venture in which a party participates, whether as a partner, shareholder, interest holder or otherwise, that is material to that party’s financial condition, operations or prospects;

(j)	“party” means a party to this Agreement unless the context otherwise requires;

(k)	“SEC” means the United States Securities and Exchange Commission; and

(l)	“Tax” and “Taxes” means, with respect to any Person, all supranational, federal, state, local, provincial, branch or other taxes, including, but not limited to, income, gross receipts, windfall profits, value added, severance, ad valorem, property, capital, net worth, production, sales, use, licence, excise, franchise, employment, environmental taxes, sales taxes, use taxes, value added taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, Canada or Quebec Pension Plan premiums, severance taxes, social security premiums, workers’ compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, mining taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Entity, together with any interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties.

(m)	“U.S. GAAP” means U.S. generally accepted accounting principles or interpretations thereof.
[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first above written, by the duly authorized representatives of the parties hereto.

INCO LIMITED
By:	“Scott M. Hand”
	Name:	Scott M. Hand
	Title:	Chairman & Chief Executive Officer

By:	“Stuart Feiner”
	Name:	Stuart Feiner
	Title:	Executive Vice President & General Counsel

FALCONBRIDGE LIMITED
By:	“Derek Pannell”
	Name:	Derek Pannell
	Title:	Chief Executive Officer

By:	“Aaron Regent”
	Name:	Aaron Regent
	Title:	President

SCHEDULE A
CONDITIONS OF THE OFFER
          Notwithstanding any other provision of the Agreement to which this schedule is attached, the Offeror shall have the right to withdraw the Offer and not take up and pay for or extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:
(a)	the Minimum Tender Condition;

(b)	(A)(i) the Canadian Commissioner shall have issued an advance ruling certificate under Section 102 of the Canadian Competition Act in respect of the purchase of the Common Shares by the Offeror, or (ii) the waiting period under Part IX of the Canadian Competition Act shall have expired or have been waived in accordance with the Canadian Competition Act and the Canadian Commissioner shall have advised the Offeror in writing (which advice shall not have been rescinded or amended) to the satisfaction of the Offeror acting reasonably that she has determined not to make an application under Part VIII of the Canadian Competition Act in respect of the purchase of the Common Shares by the Offeror; (B) the applicable waiting periods (and any extension thereof) under the HSR Act shall have expired or been terminated; (C) the applicable waiting periods instituted by the European Commission and/or the Member States Agencies shall have expired or been terminated; and (D) the U.S./EC/Cdn. Clearances and Other Clearances shall have been obtained;

(c)	without limiting the scope of the conditions in paragraph (b) above, all government or regulatory approvals (including, without limitation, those of any stock exchanges or other securities regulatory authorities) that in the Offeror’s reasonable judgment are necessary or desirable to complete the Offer or any Contemplated Transaction, including any necessary approvals of competition regulatory authorities in other jurisdictions, shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror, acting reasonably;

(d)	this Agreement shall not have been terminated by the Company or by the Offeror in accordance with its terms;

(e)	all necessary orders, authorizations or consents which the Offeror determines acting reasonably are necessary or desirable under all applicable Securities Laws for the offering and issuance of the Offeror Shares under the Offer shall have been obtained and a registration statement relating to such Offeror Shares to be issued pursuant to the Offer shall have become effective under the 1933 Act and no stop order relating to such registration statement shall be in effect;

(f)	the Offeror shall have determined, acting reasonably, that: (i) no act, action, suit or proceeding shall have been threatened in writing or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory

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authority or administrative agency or commission or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada, the United States or elsewhere, whether or not having the force of Law; and (ii) no Law, regulation or policy shall have been proposed, enacted, promulgated or applied, in either case:
(A)	to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Common Shares, the right of the Offeror to own or exercise full rights of ownership of the Common Shares, or the consummation of any Contemplated Transaction;

(B)	which, if any Contemplated Transaction were consummated, would reasonably be expected to have a Material Adverse Effect with respect to the Company or the Offeror; or

(C)	which would materially and adversely affect the ability of the Offeror to effect any Contemplated Transaction;
(g)	the Offeror shall have determined acting reasonably that there shall not exist any prohibition at Law against the Offeror making the Offer or taking up and paying for any Common Shares deposited under the Offer or completing any Contemplated Transaction;

(h)	the Offeror shall have determined acting reasonably there shall not exist or have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed, generally or to the Offeror in writing) any change (or any condition, event or development involving a prospective change) in the business, operations (including results of operations), assets, capitalization, properties, condition (financial or otherwise), prospects or liabilities of the Company or any of its Subsidiaries which, when considered either individually or in the aggregate, constitutes a Material Adverse Effect with respect to the Company or, which, if any Contemplated Transaction were consummated, would be reasonably expected to constitute a Material Adverse Effect with respect to the Offeror;

(i)	the representations and warranties made by the Company in this Agreement (including, for greater certainty, Schedule C hereto) shall be true and correct at and as of the Expiry Time, as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time), without giving effect to, applying or taking into consideration any materiality, Material Adverse Change or Material Adverse Effect qualification already contained within such representation or warranty, except for untrue or incorrect representations and warranties which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company or materially and adversely affect the ability of the Offeror to effect any Contemplated Transaction or, if any Contemplated Transaction were consummated, reasonably be expected to have a Material Adverse Effect on the Offeror;

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(j)	the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in any document filed by or on behalf of the Company with any securities regulatory authority in Canada or elsewhere which the Offeror shall have determined in its reasonable judgment constitutes a Material Adverse Effect with respect to the Company or which, if any Contemplated Transaction were consummated, would be reasonably expected to constitute a Material Adverse Effect with respect to the Offeror;

(k)	the Offeror shall have determined in its reasonable judgment that the Rights Plan does not provide rights to the shareholders of the Company to purchase any securities of the Company as a result of the Offer or a Contemplated Transaction, and does not and will not adversely affect the Offer or the Offeror, either before or on consummation of the Offer, or the acquisition by the Offeror of any Common Shares under the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction. Without limiting the generality of the foregoing, the Company shall have: (A) deferred the separation time of the Rights; and (B) the Company has waived or suspended the operation of or otherwise rendered the Rights Plan inoperative against any Contemplated Transaction; and

(l)	the Offeror shall have determined in its reasonable judgment that there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence, or any Law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever, that materially adversely affects or involves, or could reasonably be expected to materially adversely affect or involve, the financial, banking or capital markets generally.
          The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. Subject to the provisions of the Agreement to which this Schedule is attached, the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

SCHEDULE B
REPRESENTATIONS AND WARRANTIES OF THE OFFEROR
          In this Schedule B, the following terms shall have the following meanings:
“Common Shares” means, when used in this Schedule B, common shares in the capital of the Offeror.
“Disclosed to the Company” means disclosed in writing by the Offeror or its counsel, to the Company or its counsel, in connection with the Confidentiality and Standstill Agreement dated September 13, 2005 between the Company and the Offeror, since September 7, 2005 and on or prior to the date of this Agreement.
“Disclosed Publicly” means publicly disclosed in a filing by the Offeror with the Ontario Securities Commission since January 1, 2005 and on or prior to the date of this Agreement which is currently available for retrieval through the SEDAR system.
“Knowledge of the Offeror” means the actual knowledge of any of the senior officers of the Offeror.
“Offeror Disclosure Letter” means the letter dated the date of this Agreement from the Offeror to the Company delivered concurrently with this Agreement.
          Subject to any exceptions contained in the Offeror Disclosure Letter, the Offeror represents and warrants to and in favour of the Company as follows:
(a)	Organization. The Offeror, each Subsidiary and each of its material incorporated joint ventures has been duly incorporated or formed under all applicable Laws of its jurisdiction of incorporation or formation, is validly existing and has all necessary corporate or legal power, authority, and capacity to own its property and assets and to carry on its business as currently owned and conducted. The Offeror’s percentage of ownership of all Subsidiaries and all material joint ventures is as Disclosed Publicly. All of the outstanding shares of the Offeror’s Subsidiaries which are held directly or indirectly by the Offeror are validly issued, fully paid and non-assessable and are owned directly or indirectly by the Offeror free and clear of all Encumbrances of any kind or nature whatsoever held by third parties. Other than as Disclosed to the Company or Disclosed Publicly: (i) there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares or other ownership interests in any of the Offeror’s Subsidiaries; and (ii) all ownership interests of the Offeror and its Subsidiaries in the Offeror’s material joint ventures are owned free and clear of all Encumbrances of any kind or nature whatsoever held by third parties and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to

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acquire any ownership interests therein except outstanding rights of first refusal and pre-emptive rights under existing agreements governing the joint venture.

(b)	Capitalization. The authorized capital of the Offeror consists of an unlimited number of Common Shares and 45,000,000 Preferred Shares issuable in series. As at October 6, 2005 there were issued and outstanding: (i) 189,494,165 Common Shares; and (ii) no Preferred Shares. As at the date of this Agreement there were options to acquire an aggregate of 3,335,261 Common Shares outstanding under the Offeror’s stock option plans (the “Options”). In addition, the Offeror has issued: (i) zero-coupon convertible notes representing an aggregate amount payable at maturity of U.S. $438 million, which are due and payable March 29, 2021; (ii) U.S. $273 million amount payable at maturity of convertible debentures due March 14, 2023; and (iii) U.S. $227 million aggregate principal amount of subordinated convertible debentures (collectively, the “Convertible Debentures”). The Offeror has also issued warrants for the purchase of Common Shares at an exercise price of Cdn. $30, expiring August 21, 2006, of which 11,017,810 warrants remain outstanding as of October 6, 2005 (the “Warrants”). Except for the Options, Convertible Debentures and the Warrants, as of the date of this Agreement there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Offeror or any Subsidiary to issue or sell any shares of the Offeror or securities or obligations of any kind convertible into or exchangeable for any shares of the Offeror. All outstanding Common Shares and the Common Shares to be issued on conversion of the Convertible Debentures, and on exercise of the Options and the Warrants, have been duly authorized. The outstanding Common Shares are, and the Common Shares to be issued on conversion of the Convertible Debentures and on exercise of the Options and the Warrants, will be when issued, validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of the Offeror having the right to vote (or, other than the Convertible Debentures, that are convertible for or exercisable into securities having the right to vote) with the holders of the outstanding Common Shares on any matter.

(c)	Authority and No Violation. The Offeror has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Offeror and the consummation by the Offeror of the Offer has been duly authorized by its Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the Offer. This Agreement has been duly executed and delivered by the Offeror and constitutes a legal, valid and binding obligation of the Offeror, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.

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The authorization of this Agreement, the execution and delivery by the Offeror of this Agreement and the performance by it of its obligations under this Agreement, and the consummation of the Offer, any Compulsory Acquisition or any subsequent amalgamation of the Offeror and the Company, will not:
(i)	result (with or without notice or the passage of time) in a violation or breach of, or constitute a default under, require any consent to be obtained under or give rise to any third party right of termination, cancellation, acceleration, penalty or payment obligation or right of purchase or sale under, any provision of:
(A)	its or any Subsidiary’s certificate of incorporation, articles, by-laws or other charter documents or any agreement with a shareholder or the agreements covering any of its material joint ventures;

(B)	any applicable Laws (subject to obtaining the regulatory approvals Disclosed to the Company), except to the extent that the violation or breach of, or failure to obtain any consent under, any applicable Laws, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Offeror; or

(C)	any note, bond, mortgage, indenture, contract, licence, permit, government grant to which the Offeror, any Subsidiary or any of its material joint ventures is party or by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Offeror;
(ii)	give rise to any right of termination, amendment, acceleration or cancellation of indebtedness of the Offeror, any Subsidiary or any of its material joint ventures, or cause any such indebtedness to come due before its stated maturity, or cause any available credit of the Offeror, any Subsidiary or any of its material joint ventures to cease to be available; and

(iii)	result in the imposition of any encumbrance, charge or lien upon any assets of the Offeror, any Subsidiary or any of its material joint ventures, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Offeror.
No consent, approval, order or authorization of, or declaration or filing with, any governmental authority is required to be obtained by the Offeror, its Subsidiaries, or its material joint ventures in connection with the execution and delivery of this Agreement other than those which are contemplated by this Agreement or Disclosed to the Company.

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(d)	Financial Statements. “Offeror Financial Statements” shall mean: (i) the audited consolidated financial statements of the Offeror (including any related notes thereto) for the fiscal years ended December 31, 2003 and December 31, 2004; and (ii) the unaudited consolidated financial statements of the Offeror for each of the quarters ended March 31, 2005 and June 30, 2005. The Offeror Financial Statements have been prepared in accordance with Canadian GAAP and all applicable Laws and have been reconciled to U.S. GAAP in accordance with all applicable SEC requirements. Such Offeror Financial Statements present fairly, in all material respects, the consolidated financial position and results of operations of the Offeror as of the respective dates thereof and for the respective periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto) and, in the case of unaudited statements, subject to normal, recurring year-end adjustments that are not material. Such Offeror Financial Statements reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of the Offeror and its Subsidiaries on a consolidated basis.

(e)	Liabilities. Except as Disclosed Publicly, or for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2004, none of the Offeror nor any of its Subsidiaries or material joint ventures has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except for those that would not, in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Offeror.

(f)	Absence of Certain Changes or Events. Except as Disclosed Publicly, since December 31, 2004: (i) and prior to the date hereof, each of the Offeror, its Subsidiaries and each of the Offeror’s material joint ventures has conducted its business only in the ordinary course of business consistent with past practice; and (ii) there have not occurred any circumstances or events which would, individually or in the aggregate, reasonably be expected to give rise to a Material Adverse Change with respect to the Offeror, or have a Material Adverse Effect with respect to the Offeror.

(g)	Books and Records. The financial books, records and accounts of the Offeror, each of its Subsidiaries and each of its material joint ventures, in all material respects: (i) have been maintained in accordance with accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Offeror, its Subsidiaries and each of its material joint ventures; and (iii) accurately and fairly reflect the basis for the Offeror Financial Statements.

(h)	Non-Competition Agreements. Neither the Offeror nor any Subsidiary, nor any of its material joint ventures, is a party to or bound by any non-competition

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agreement or any other agreement or obligation which purports to limit the manner or the localities in which all or any material portion of the business of the Offeror, its Subsidiaries or its material joint ventures is or would be conducted other than such contracts which individually or in the aggregate would not have a Material Adverse Effect with respect to the Offeror or would not materially impair the ability of the Offeror to perform its obligations hereunder or reasonably be expected to prevent or materially delay the consummation of the Offer, any Compulsory Acquisition or any subsequent amalgamation of the Offeror and the Company.

(i)	No Defaults. Neither the Offeror nor any of its Subsidiaries, nor any of its material joint ventures, nor, to the Knowledge of the Offeror, any other party thereto, is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under: (A) any note, bond, mortgage, indenture or other instrument evidencing any indebtedness to which the Offeror, any Subsidiary or any material joint venture is a party; or (B) any contract, agreement, lease, licence, permit, franchise or other instrument or obligation other than any evidencing indebtedness for borrowed money the breach of any of which referred to in this subparagraph, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect with respect to the Offeror.

(j)	Litigation. (i) There is no claim, action, proceeding or investigation that has been commenced or, to the Knowledge of the Offeror, threatened against the Offeror or any Subsidiary or material joint venture of the Offeror before any governmental authority which, if determined adversely to the Offeror or the Subsidiary or material joint venture of the Offeror, as the case may be, would, individually or in the aggregate, reasonably be expected to result in liability to the Offeror or such Subsidiary or material joint venture of the Offeror in excess of Cdn. $100 million or have a Material Adverse Effect with respect to the Offeror; (ii) neither the Offeror nor any of its Subsidiaries or material joint ventures, nor any of their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or requires or may require an expenditure of a material amount of money as a condition to, or a necessity for, the right or ability of the Offeror or any of its Subsidiaries or material joint ventures to conduct its business in a manner in which it currently conducts such business which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Offeror; (iii) neither the Offeror nor any of its Subsidiaries nor any material joint ventures is subject to any warranty, negligence, performance or other claims or disputes or potential claims or disputes in respect of products or services currently being delivered or previously delivered, and to the Knowledge of the Offeror there are no events or circumstances which would reasonably be expected to give rise to any such claims or disputes or potential claims or disputes, in each case which, individually

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or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to the Offeror.

(k)	Intellectual Property.
(i)	The Offeror, its Subsidiaries and its material joint ventures own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trade names, service marks, copyrights, know how and other proprietary intellectual property rights that are used in their respective businesses;

(ii)	the use by the Offeror, any Subsidiaries and its material joint ventures of its registered trademarks, service marks, copyrights, industrial designs, patents, design patents and all applications therefor (“Applicable IP”) does not infringe upon or breach the industrial or intellectual property rights of any other Person; and

(iii)	neither the Offeror nor its Subsidiaries nor any of its material joint ventures have commenced legal proceedings against any Person relating to an infringement by such Person of any Applicable IP;
except in each case to the extent that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Offeror.

(l)	Employment Matters. Except as Disclosed Publicly or Disclosed to the Company, neither the Offeror nor any Subsidiary or material joint venture of the Offeror:
(i)	is a party to any collective bargaining agreement nor subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, pending or threatened strikes or lockouts at the Offeror or any Subsidiary or material joint venture of the Offeror that, in each case, would individually or in the aggregate have a Material Adverse Effect with respect to the Offeror; and

(ii)	is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or threatened, or any litigation, actual or threatened, relating to its employees or independent contractors (including any termination of such persons) other than those claims or such litigation as would individually or in the aggregate not have a Material Adverse Effect with respect to the Offeror.
The Offeror, its Subsidiaries and its material joint ventures have operated in accordance with all applicable Laws with respect to employment and labour, including, but not limited to, employment and labour standards, occupational

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health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are no current, pending or threatened proceedings before any board or tribunal with respect to any of the areas listed herein other than where the failure to so operate, or for such proceedings which individually or in the aggregate, would not have a Material Adverse Effect with respect to the Offeror.

(m)	Collective Agreements. To the Knowledge of the Offeror, there are no threatened or apparent union organizing activities involving employees of the Offeror, its Subsidiaries or any of its material joint ventures not already covered by the collective agreements to which the Offeror is a party (the “Collective Agreements”) that would have a Material Adverse Effect with respect to the Offeror. Neither the Offeror nor any of its Subsidiaries, nor any of its material joint ventures, is in material violation of any provision under any Collective Agreement. There is no strike or lock out occurring or, to the Knowledge of the Offeror, threatened affecting the Offeror, any of its Subsidiaries or any of its material joint ventures that would have a Material Adverse Effect with respect to the Offeror, except as Disclosed Publicly.

(n)	OHSA Matters. The Offeror, each of its Subsidiaries and each of its material joint ventures is in compliance with the requirements of all applicable Laws covering occupational health and/or safety, including, to the extent applicable, the Occupational Health and Safety Act (Ontario), as amended, and the regulations promulgated thereunder, except for any non-compliance which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Offeror.

(o)	Pension and Employee Benefits. Except as Disclosed Publicly:
(i)	The Offeror has complied, in all material respects, with all the terms of all agreements and all applicable Laws in respect of the pension and other employee compensation and benefit obligations of the Offeror, its Subsidiaries and its material joint ventures, including the terms of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon the Offeror, any of its Subsidiaries or any of its material joint ventures (collectively referred to as “Applicable Plans”), and all Applicable Plans are fully funded and in good standing in all material respects with such regulatory authorities as may be applicable.

(ii)	No step has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Applicable Plan being ordered or required to be terminated or

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wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material taxes, fees, penalties or levies under applicable Laws. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or threatened in respect of any of the Applicable Plans or their assets which individually or in the aggregate would have a Material Adverse Effect with respect to the Offeror.

(iii)	No event has occurred or condition exists with respect to any of the Applicable Plans or relating to any employee of the Offeror, a Subsidiary or a material joint venture of the Offeror which, individually or in the aggregate, is reasonably likely to result in a material liability to the Offeror, the Subsidiary or the material joint venture, as applicable.
(p)	Tax Matters.
(i)	All material reports, information statements and returns (“Returns”) relating to, or required to be filed in connection with, any Taxes (as defined below) required to be filed by or on behalf of the Offeror or any Subsidiary or material joint venture of the Offeror on or before the date of this Agreement have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects.

(ii)	Each of the Offeror and its Subsidiaries and material joint ventures has duly and timely paid all Taxes (except to the extent immaterial individually or in the aggregate), including all instalments on account of Taxes for the current year, that are due and payable by it on or before the date of this Agreement, whether or not assessed and whether or not shown on any Return. Adequate provision has been made on the consolidated financial statements of the Offeror for amounts at least equal to the amount of all Taxes assessed and all Taxes owing by any of the Offeror, its Subsidiaries or any material joint venture of the Offeror that are not yet due and payable and that relate to periods ending on or prior to the date of this Agreement, including income taxes and related deferred taxes, in conformity with Canadian GAAP and all other applicable accounting rules and principles.

(iii)	Except as Disclosed to the Company, no deficiencies exist or have been asserted with respect to Taxes of the Offeror or any Subsidiary or material joint venture of the Offeror, neither the Offeror nor any Subsidiary or material joint venture of the Offeror is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against the Offeror or any Subsidiary or material joint venture of the Offeror, or any of their respective assets, except where such

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deficiencies, actions or proceedings are not material to the Offeror, such Subsidiary or such material joint venture.
(q)	Compliance with Laws. The Offeror, its Subsidiaries and its material joint ventures have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Offeror, or which would not materially impair the ability of the Offeror to perform its obligations hereunder or reasonably be expected to prevent or materially delay the consummation of the Offer, any Compulsory Acquisition or any subsequent amalgamation of the Offeror and the Company.

(r)	Licences, Etc. The Offeror, each Subsidiary and each material joint venture owns, possesses, or has obtained and is in compliance with, all licences, permits, certificates, orders, grants and other authorizations of or from any governmental authority necessary to conduct its businesses substantially as now conducted or as proposed to be conducted except for where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Offeror, or would not reasonably be expected to materially impair the ability of the Offeror to perform its obligations hereunder or prevent or materially delay the consummation of any of the Contemplated Transactions.

(s)	Insurance. Policies of insurance in force as of the date hereof naming the Offeror as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of the Offeror, its Subsidiaries and material joint ventures for which, having regard to the nature of such risk and the relative cost of obtaining insurance, it is in the opinion of the Offeror reasonable to seek such insurance rather than provide for self insurance. All such policies of insurance shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of any of the Contemplated Transactions other than such cancellations as would not individually or in the aggregate have a Material Adverse Effect with respect to the Offeror or such cancellations as have been Disclosed to the Company.

(t)	Environmental. All operations of the Offeror, its Subsidiaries and its material joint ventures have been and are now in compliance with all applicable Laws, including applicable common laws, relating to the protection of the environment and employee and public health and safety (“Environmental Laws”), except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Offeror. Except as Disclosed Publicly, or except for those with respect to which adequate provision in accordance with Canadian GAAP has been made on the Offeror’s financial

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statements, neither the Offeror nor any of its Subsidiaries or material joint ventures is subject to:
(i)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures; or

(ii)	any demand or notice with respect to any Environmental Laws applicable to the Offeror, any Subsidiary or any material joint venture including, without limitation, any regulations respecting the use, storage, treatment, transportation or disposition of any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;
which, in each case, individually or in the aggregate would have a Material Adverse Effect with respect to the Offeror.

(u)	Property and Title. Applying customary standards in the Canadian mining industry, each of the Offeror, its Subsidiaries and its material joint ventures has sufficient title, clear of any title defect or Encumbrance (other than as Disclosed Publicly) to its operating properties and properties with estimated proven and probable mineral reserves and/or estimated mineral resources (other than property to which it is lessee, in which case it has a valid leasehold interest) and has good and sufficient title to the real property interests including, without limitation, fee simple estate of and in real property, leases, easements, rights of way, permits or licences from landowners or authorities permitting the use of land by the Offeror, its Subsidiaries and its material joint ventures necessary to permit the operation of their respective businesses as presently owned and conducted. The Offeror, its Subsidiaries and its material joint ventures hold all mineral rights required to continue their respective business and operations as currently conducted and as proposed to be conducted as Disclosed Publicly, except to the extent that a failure to do so would not constitute a Material Adverse Effect with respect to the Offeror. All mineral rights held by the Offeror, its Subsidiaries and its material joint ventures are free and clear of all Encumbrances and royalty burdens (other than as Disclosed Publicly), and none of such mineral rights are subject to reduction by reference to mine payout or otherwise except for those created in the ordinary course of business and which would not have a Material Adverse Effect with respect to the Offeror, except for such failures of title that would, individually or in the aggregate, not have a Material Adverse Effect with respect to the Offeror.

(v)	Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources Disclosed Publicly by the Offeror as of year-end 2004 have been prepared and disclosed in all material respects in accordance with accepted engineering

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practices and all applicable Laws. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of the Offeror, its Subsidiaries and its material joint ventures, taken as a whole, from the amounts Disclosed Publicly by the Offeror as of December 31, 2004.

(w)	Operational Matters.

Except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect with respect to the Offeror:
(i)	all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of the Offeror, its Subsidiaries and its material joint ventures have been properly and timely paid;

(ii)	all rentals, payments, and obligations due and payable or performable on or prior to the date hereof under or on account of any of the direct or indirect assets of the Offeror, its Subsidiaries and its material joint ventures have been duly paid, performed, or provided for prior to the date hereof;

(iii)	all: (i) mines where the Offeror or a Subsidiary of the Offeror is operator at the relevant time have been developed in accordance with mining practices and in compliance with all applicable Laws; and (ii) mines located in or on the lands of the Offeror, any Subsidiary or material joint venture, or lands pooled or unitized therewith, which have been abandoned by the Offeror or any Subsidiary or material joint venture of the Offeror, have been abandoned in accordance with good mining practices and in compliance with all applicable Laws; and (iii) all future abandonment, remediation and reclamation obligations have been accurately Disclosed Publicly by the Offeror without omission of information necessary to make the disclosure not misleading; and

(iv)	all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which the Offeror or any of its Subsidiaries or material joint ventures is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.
(x)	Non-Arm’s Length Transactions. Except as Disclosed to the Company, there are no contracts or other transactions between the Offeror or any of its Subsidiaries or material joint ventures, on the one hand, and any (i) officer or director of the Offeror or any of its Subsidiaries or material joint ventures, (ii) any holder of

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record or beneficial owner of 5% or more of any class of the voting or non-voting equity securities of the Offeror, or (iii) any Affiliate or Associate of any such officer, director or beneficial owner, on the other hand.

(y)	Reports. The Offeror has filed with all applicable securities regulatory authorities, stock exchanges and all applicable self-regulatory organizations true and complete copies of all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2003, and all such documents complied in all material respects with the requirements of applicable Securities Laws. Without limiting the generality of the foregoing, the Offeror has filed with the Ontario Securities Commission and the applicable securities regulatory authorities of the other provinces and territories of Canada, by posting upon the SEDAR system, true and complete copies of all forms, reports, schedules, statements and other documents required in accordance with applicable Securities Laws to be filed by it in the last three years. (Such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the “Offeror SEDAR Documents”.) The Offeror has also filed with the SEC all forms, reports, schedules, statements and other documents required to be so filed by it in the last three years in accordance with applicable Securities Laws in the United States (the “Offeror SEC Documents”). The Offeror SEDAR Documents and the Offeror SEC Documents at the time filed: (i) did not contain any misrepresentation of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable Securities Laws. The Offeror has not filed any confidential material change report with the Ontario Securities Commission or any other securities authority or regulator or any stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(z)	Disclosure Controls and Procedures. The Offeror has devised and maintained a system of disclosure controls and procedures designed to ensure that information required to be disclosed by the Offeror under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in applicable Securities Laws. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Offeror in the reports and other filings under applicable Securities Laws is accumulated and communicated to the Offeror’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(aa)	Internal Control Over Financial Reporting. The Offeror maintains internal control over financial reporting. Such internal control over financial reporting is

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effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Offeror and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of the Offeror and its Subsidiaries are being made only in accordance with authorizations of management and directors of the Offeror and its Subsidiaries; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Offeror’s and its Subsidiaries’ assets that could have a material effect on its financial statements. To the Knowledge of the Offeror, prior to the date of this Agreement: (A) there are no significant deficiencies in the design or operation of, or material weaknesses in, the Offeror’s internal controls over financial reporting that are reasonably likely to adversely affect the Offeror’s ability to record, process, summarize and report financial information, and (B) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the Offeror’s internal control over financial reporting. Since December 31, 2004 and prior to the date of this Agreement, the Offeror has received no (x) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of the Offeror regarding questionable accounting or auditing matters.

(bb)	Up-the-Ladder Reporting. No attorney representing the Offeror or any of its Subsidiaries, whether or not employed by the Offeror or any of its Subsidiaries, has reported evidence of a violation of any Securities Laws, breach of fiduciary duty or similar violation by the Offeror or any of its Subsidiaries or their respective officers, directors, employees or agents to the Offeror’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors or the board of directors.

(cc)	Stock Exchange Compliance. The Offeror is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE and the TSX.

(dd)	No Prohibited Personal Loans. Neither the Offeror nor any of its Subsidiaries has made, arranged or modified (in any material way) any extension of credit, in the form of a personal loan or otherwise, to any executive officer or director of the Offeror or any of its Subsidiaries that would be prohibited by Section 402 of the U.S. Sarbanes-Oxley Act of 2002.

(ee)	Fees. The Offeror has Disclosed to the Company all agreements that could give rise to any claim for an advisory fee, success fee, brokerage commission, finder’s

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fee or other like payment against the Offeror or any of its Subsidiaries in connection with the Offer.

(ff)	Cumulative Breach. The breaches, if any, of the representations made by the Offeror in this Agreement that would occur if all references in such representations to phrases concerning materiality were deleted, are not breaches that in the aggregate represent circumstances which have or would reasonably be expected to have a Material Adverse Effect with respect to the Offeror.

(gg)	Financing Arrangements. The Offeror has made adequate arrangements to ensure that the required funds are available to effect payment in full of the cash component of the purchase price payable for all of the Common Shares acquired pursuant to the Offer.

SCHEDULE C
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
          In this Schedule C, the following terms shall have the following meanings:
“Company Disclosure Letter” means the letter dated the date of this Agreement from the Company to the Offeror delivered concurrently with this Agreement.
“Disclosed to the Offeror” means disclosed in writing by the Company or its counsel, to the Offeror or its counsel, in connection with the Confidentiality and Standstill Agreement dated September 13, 2005 between the Company and the Offeror, since September 7, 2005 and on or prior to the date of this Agreement.
“Disclosed Publicly” means publicly disclosed in a filing by the Company or a predecessor of the Company with the Ontario Securities Commission since January 1, 2005 and on or prior to the date of this Agreement which is currently available for retrieval through the SEDAR system.
“Knowledge of the Company” means the actual knowledge of any of the senior officers of the Company.
          Subject to any exceptions contained in the Company Disclosure Letter, the Company represents and warrants to and in favour of the Offeror as follows:
(a)	Organization. The Company, each Subsidiary and each of its material incorporated joint ventures has been duly incorporated or formed under all applicable Laws of its jurisdiction of incorporation or formation, is validly existing and has all necessary corporate or legal power, authority, and capacity to own its property and assets and to carry on its business as currently owned and conducted. The Company’s percentage of ownership of all Subsidiaries and all material joint ventures is as Disclosed Publicly. All of the outstanding shares of the Company’s Subsidiaries which are held directly or indirectly by the Company are validly issued, fully paid and non-assessable and are owned directly or indirectly by the Company free and clear of all Encumbrances of any kind or nature whatsoever held by third parties. Other than as Disclosed to the Offeror or Disclosed Publicly: (i) there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any such shares or other ownership interests in any of the Company’s Subsidiaries; and (ii) all ownership interests of the Company and its Subsidiaries in the Company’s material joint ventures are owned free and clear of all Encumbrances of any kind or nature whatsoever held by third parties and there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to acquire any ownership interests therein except outstanding rights of first refusal and pre-emptive rights under existing agreements governing the joint venture.

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(b)	Capitalization. The authorized capital of the Company consists of an unlimited number of Common Shares, an unlimited number of Preferred Shares issuable in series, an unlimited number of Junior Preference Shares issuable in series and an unlimited number of Participating Shares issuable in series. As at the date of this Agreement there were issued and outstanding: (i) 369,224,340 Common Shares; (ii) 3,246,057 Preferred Shares, Series F; (iii) 8,753,943 Preferred Shares, Series G; (iv) 6,000,000 Preferred Shares, Series H; (v) 89,835 Preferred Shares, Series 1; (vi) 4,787,283 Preferred Shares, Series 2; (vii) 3,122,822 Preferred Shares, Series 3; (viii) 11,999,899 Junior Preference Shares, Series 1; (ix) 11,999,899 Junior Preference Shares, Series 2; and (x) 5,999,903 Junior Preference Shares, Series 3 (collectively, the “Company Equity Securities”). As at the date of this Agreement there were options to acquire an aggregate of 8,350,869 Common Shares outstanding under the Company’s stock option plans (the “Options”), of which 3,315,780 were vested and 5,035,089 were unvested, all having exercise prices and other terms as Disclosed to the Offeror. Of the unvested Options, not more than 3,171,754 are subject to agreements providing for the acceleration of vesting upon a change of control. In addition, the Company has issued Cdn. $150,000,000 aggregate principal amount of convertible debentures due April 30, 2007 (the “Convertible Debentures”). Except for the Options and the Convertible Debentures, and the Preferred Shares, Series H, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating the Company or any Subsidiary to issue or sell any shares of the Company or securities or obligations of any kind convertible into or exchangeable for any shares of the Company. All outstanding Company Equity Securities and the Common Shares to be issued on conversion of the Convertible Debentures and Preferred Shares, Series H, and on exercise of the Options have been duly authorized. The outstanding Company Equity Securities are, and the Common Shares to be issued on conversion of the Convertible Debentures and on exercise of the Options, will be when issued, validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. There are no outstanding bonds, debentures or other evidences of indebtedness of the Company having the right to vote (or, other than the Convertible Debentures, that are convertible for or exercisable into securities having the right to vote) with the holders of the outstanding Company Equity Securities on any matter. Neither the Company nor any of its Subsidiaries has any obligation to repurchase, redeem (except on the exercise of retraction rights in the discretion of the holder in accordance with the terms of outstanding securities) or otherwise acquire any of its outstanding securities or with respect to the voting or disposition of any outstanding securities of any of its Subsidiaries or material joint ventures. No holder of securities issued by the Company or any Subsidiary has any right to compel the Company to register or otherwise qualify securities for public sale in Canada or the United States or elsewhere.

(c)	Authority and No Violation. The Company has the necessary corporate power, authority and capacity to enter into this Agreement and to perform its obligations

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hereunder. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Offer have been duly authorized by its Board of Directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the Offer, other than, with respect to the Directors’ Circular and other matters relating solely thereto, the approval of the Board of Directors. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.

The authorization of this Agreement, the execution and delivery by the Company of this Agreement and the performance by it of its obligations under this Agreement, and the consummation of the Offer, any Compulsory Acquisition or any subsequent Amalgamation of the Offeror and the Company, will not:
(i)	result (with or without notice or the passage of time) in a violation or breach of, or constitute a default under, require any consent to be obtained under or give rise to any third party right of termination, cancellation, acceleration, penalty or payment obligation or right of purchase or sale under, any provision of:
(A)	its or any Subsidiary’s certificate of incorporation, articles, by-laws or other charter documents or any agreement with a shareholder or the agreements covering any of its material joint ventures;

(B)	any applicable Laws (subject to obtaining the regulatory approvals Disclosed to the Offeror), except to the extent that the violation or breach of, or failure to obtain any consent under, any applicable Laws, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company or, if any Contemplated Transaction were consummated, reasonably be expected to have a Material Adverse Effect with respect to the Offeror; or

(C)	any note, bond, mortgage, indenture, contract, licence, permit, government grant to which the Company, any Subsidiary or any of its material joint ventures is party or by which it is bound, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company or, if any Contemplated Transaction were consummated, reasonably be expected to have a Material Adverse Effect with respect to the Offeror;
(ii)	give rise to any right of termination, amendment, acceleration or cancellation of indebtedness of the Company, any Subsidiary or any of its

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material joint ventures, or cause any such indebtedness to come due before its stated maturity, or cause any available credit of the Company, any Subsidiary or any of its material joint ventures to cease to be available; and

(iii)	result in the imposition of any encumbrance, charge or lien upon any assets of the Company, any Subsidiary or any of its material joint ventures, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.
No consent, approval, order or authorization of, or declaration or filing with, any governmental authority is required to be obtained by the Company, its Subsidiaries or its material joint ventures in connection with the execution and delivery of this Agreement other than those which are contemplated by this Agreement or Disclosed to the Offeror.

(d)	Financial Statements. “Predecessor Financial Statements” shall mean the audited consolidated financial statements of Noranda Inc. (including any related notes thereto) for the fiscal years ended December 31, 2003 and December 31, 2004, and the unaudited consolidated financial statements of Noranda Inc. for each of the quarters ended March 31, 2005 and June 30, 2005. “Company Financial Statements” shall mean: (i) the audited consolidated financial statements of the Company (including any related notes thereto) for the fiscal years ended December 31, 2004 and December 31, 2003; and (ii) the unaudited consolidated financial statements of the Company for each of the quarters ended March 31, 2005 and June 30, 2005. The Predecessor Financial Statements and the Company Financial Statements have been prepared in accordance with Canadian GAAP and all applicable Laws and have been reconciled to U.S. generally accepted accounting principles (“U.S. GAAP”) in accordance with all applicable SEC requirements. Such Predecessor Financial Statements and Company Financial Statements present fairly, in all material respects, the consolidated financial position and results of operations of Noranda Inc. and the Company as of the respective dates thereof and for the respective periods covered thereby applied on a basis consistent with the immediately prior period and throughout the periods indicated (except as may be indicated expressly in the notes thereto) and, in the case of unaudited statements, subject to normal, recurring year-end adjustments that are not material. Such Predecessor Financial Statements and Company Financial Statements reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of Noranda Inc., the Company and its Subsidiaries on a consolidated basis. The unaudited pro forma consolidated financial statements of Noranda Inc. as at March 31, 2005, for the twelve month period ended December 31, 2004 and for the three month period ended March 31, 2005 appearing as Schedule I to the Joint Management Information Circular of the Company dated June 2, 2005, including the notes thereto, were prepared in

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accordance with Canadian GAAP and were prepared and presented in accordance with all applicable Securities Laws. The assumptions contained therein were suitably supported and consistent with the financial results and financial statements of the Company and its predecessors, such statements provide a reasonable basis for the compilation of such pro forma financial statements, and such pro forma financial statements accurately reflect such assumptions.

(e)	Liabilities. Except as Disclosed Publicly, or for liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2004, none of the Company, its predecessors nor any of the Company’s Subsidiaries or material joint ventures has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) except for those that would not, in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company.

(f)	Absence of Certain Changes or Events. Except as Disclosed Publicly, since December 31, 2004: (i) and prior to the date hereof, each of the Company, its predecessors, their Subsidiaries and each of the Company’s material joint ventures has conducted its business only in the ordinary course of business consistent with past practice; and (ii) there have not occurred any circumstances or events which would, individually or in the aggregate, reasonably be expected to give rise to a Material Adverse Change with respect to the Company, or have a Material Adverse Effect with respect to the Company.

(g)	Books and Records. The financial books, records and accounts of the Company, each of its Subsidiaries and each of its material joint ventures, in all material respects: (i) have been maintained in accordance with accounting principles generally accepted in the country of domicile of each such entity on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of the Company, its Subsidiaries and each of its material joint ventures; and (iii) accurately and fairly reflect the basis for the Company Financial Statements. The Company’s and its Subsidiaries’ corporate minute books contain minutes of all meetings and resolutions of the directors and securityholders held.

(h)	Material Contracts and Non-Competition Agreements. Except for contracts withheld from the Offeror due to confidentiality reasons, regulatory reasons or commercial sensitivity, the Company has provided the Offeror with complete copies of all material contracts of the Company, whether or not entered into in the ordinary course of business. Neither the Company nor any Subsidiary, nor any of its material joint ventures, is a party to or bound by any non-competition agreement or any other agreement or obligation which purports to limit the manner or the localities in which all or any material portion of the business of the Company, its Subsidiaries or its material joint ventures is or would be conducted other than such contracts which individually or in the aggregate would not have a

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Material Adverse Effect with respect to the Company or would not materially impair the ability of the Company to perform its obligations hereunder or reasonably be expected to prevent or materially delay the consummation of the Offer, any Compulsory Acquisition or any subsequent amalgamation of the Offeror and the Company.

(i)	No Defaults. Neither the Company nor any of its Subsidiaries, nor any of its material joint ventures, nor, to the Knowledge of the Company, any other party thereto, is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under: (A) any note, bond, mortgage, indenture or other instrument evidencing any indebtedness to which the Company, any Subsidiary or any material joint venture is a party; or (B) any contract, agreement, lease, licence, permit, franchise or other instrument or obligation other than any evidencing indebtedness for borrowed money the breach of any of which referred to in this subparagraph, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect with respect to the Company. In connection with its evaluation and analysis of the possible alternatives to, as well as the actions actually taken to implement, the amalgamation of Falconbridge Limited and Noranda Inc. on or about June 30, 2005, nothing came to the attention of the predecessor companies to the Company which would, in any material respect, adversely affect the timing of the Offeror to complete the Compulsory Acquisition, or Subsequent Acquisition Transaction as currently contemplated by the Offeror.

(j)	Litigation. (i) There is no claim, action, proceeding or investigation that has been commenced or, to the Knowledge of the Company, threatened against the Company or any Subsidiary or material joint venture of the Company before any governmental authority which, if determined adversely to the Company or the Subsidiary or material joint venture of the Company, as the case may be, would, individually or in the aggregate, reasonably be expected to result in liability to the Company or such Subsidiary or material joint venture of the Company in excess of Cdn. $100 million or have a Material Adverse Effect with respect to the Company or, if any Contemplated Transaction were completed, reasonably be expected to have a Material Adverse Effect with respect to the Offeror; (ii) neither the Company nor any of its Subsidiaries or material joint ventures, nor any of their respective assets and properties, is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or requires or may require an expenditure of a material amount of money as a condition to, or a necessity for, the right or ability of the Company or any of its Subsidiaries or material joint ventures to conduct its business in a manner in which it currently conducts such business which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company; (iii) neither the Company nor any of its Subsidiaries nor any material joint venture is subject to any warranty, negligence, performance or other claims or disputes or potential claims or disputes in respect of products or services currently being

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delivered or previously delivered, and to the Knowledge of the Company there are no events or circumstances which would reasonably be expected to give rise to any such claims or disputes or potential claims or disputes, in each case which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to the Company.

(k)	Intellectual Property.
(i)	The Company, its Subsidiaries and its material joint ventures own, or are validly licensed or otherwise have the right to use, all patents, patent rights, trademarks, trade names, service marks, copyrights, know how and other proprietary intellectual property rights that are used in their respective businesses;

(ii)	the use by the Company, any Subsidiaries and its material joint ventures of its registered trademarks, service marks, copyrights, industrial designs, patents, design patents and all applications therefor (“Applicable IP”) does not infringe upon or breach the industrial or intellectual property rights of any other Person; and

(iii)	neither the Company nor its Subsidiaries nor any of its material joint ventures have commenced legal proceedings against any Person relating to an infringement by such Person of any Applicable IP;
except in each case to the extent that could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company.

(l)	Employment Matters. Except as Disclosed Publicly or Disclosed to the Offeror, neither the Company nor any Subsidiary or material joint venture of the Company:
(i)	is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment agreement with, any senior executive;

(ii)	is a party to any collective bargaining agreement nor subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement nor are there any current, pending or threatened strikes or lockouts at the Company or any Subsidiary or material joint venture of the Company that, in each case, would individually or in the aggregate have a Material Adverse Effect with respect to the Company; and

(iii)	is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or threatened, or any litigation, actual or

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threatened, relating to its employees or independent contractors (including any termination of such persons) other than those claims or such litigation as would individually or in the aggregate not have a Material Adverse Effect with respect to the Company.
The Company, its Subsidiaries and its material joint ventures have operated in accordance with all applicable Laws with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights and labour relations and there are no current, pending or threatened proceedings before any board or tribunal with respect to any of the areas listed herein other than where the failure to so operate, or for such proceedings which individually or in the aggregate, would not have a Material Adverse Effect with respect to the Company.

(m)	Collective Agreements. All collective agreements to which the Company, any Subsidiary or any material joint venture is a party (the “Collective Agreements”) have been Disclosed to the Offeror, and the Offeror has been provided with current and complete copies of such Collective Agreements. To the Knowledge of the Company, there are no threatened or apparent union organizing activities involving employees of the Company, its Subsidiaries or any of its material joint ventures not already covered by the Collective Agreements that would have a Material Adverse Effect with respect to the Company. Neither the Company nor any of its Subsidiaries, nor any of its material joint ventures, is in material violation of any provision under any Collective Agreement. There is no strike or lock out occurring or, to the Knowledge of the Company, threatened affecting the Company, any of its Subsidiaries or any of its material joint ventures that would have a Material Adverse Effect with respect to the Company, except as Disclosed Publicly.

(n)	OHSA Matters. The Company, each of its Subsidiaries and each of its material joint ventures is in compliance with the requirements of all applicable Laws covering occupational health and/or safety, including, to the extent applicable, the Occupational Health and Safety Act (Ontario), as amended, and the regulations promulgated thereunder, except for any non-compliance which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to the Company.

(o)	Pension and Employee Benefits. Except as Disclosed Publicly:
(i)	The Company has complied, in all material respects, with all the terms of all agreements and all applicable Laws in respect of the pension and other employee compensation and benefit obligations of the Company, its Subsidiaries and its material joint ventures, including the terms of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or

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retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon the Company, any of its Subsidiaries or any of its material joint ventures (collectively referred to as “Applicable Plans”), and all Applicable Plans are fully funded and in good standing in all material respects with such regulatory authorities as may be applicable.

(ii)	No step has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Applicable Plan being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material taxes, fees, penalties or levies under applicable Laws. There are no actions, suits, claims (other than routine claims for payment of benefits in the ordinary course), trials, demands, investigations, arbitrations or other proceedings which are pending or threatened in respect of any of the Applicable Plans or their assets which individually or in the aggregate would have a Material Adverse Effect with respect to the Company.

(iii)	No event has occurred or condition exists with respect to any of the Applicable Plans or relating to any employee of the Company, a Subsidiary or a material joint venture of the Company which, individually or in the aggregate, is reasonably likely to result in a material liability to the Company, the Subsidiary or the material joint venture, as applicable.
(p)	Tax Matters.
(i)	All material reports, information statements and returns (“Returns”) relating to, or required to be filed in connection with, any Taxes (as defined below) required to be filed by or on behalf of the Company or any Subsidiary or material joint venture of the Company on or before the date of this Agreement have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects.

(ii)	Each of the Company, its predecessors and each of their respective Subsidiaries and material joint ventures, has duly and timely paid all Taxes (except to the extent immaterial, individually or in the aggregate), including all instalments on account of Taxes for the current year, that are due and payable by it on or before the date of this Agreement whether or not assessed and whether or not shown on any Return. Adequate provision has been made on the consolidated financial statements of the Company for amounts at least equal to the amount of all Taxes assessed and all Taxes owing by any of the Company, its Subsidiary or any material joint venture of the Company that are not yet due and payable and that

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relate to periods ending on or prior to the date of this Agreement, including income taxes and related deferred taxes, in conformity with Canadian GAAP and all other applicable accounting rules and principles.

(iii)	Except as Disclosed to the Offeror, no deficiencies exist or have been asserted with respect to Taxes of the Company or any Subsidiary or any material joint venture of the Company, neither the Company nor any Subsidiary or material joint venture of the Company is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against the Company or any Subsidiary or material joint venture of the Company, or any of their respective assets, except where such deficiencies, actions or proceedings are not material to the Company, such Subsidiary or such material joint venture.
(q)	Compliance with Laws. The Company, its Subsidiaries and its material joint ventures have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company, or which would not materially impair the ability of the Company to perform its obligations hereunder or reasonably be expected to prevent or materially delay the consummation of the Offer, any Compulsory Acquisition or any subsequent amalgamation of the Offeror and the Company.

(r)	Licences, Etc. The Company, each Subsidiary and each material joint venture owns, possesses, or has obtained and is in compliance with, all licences, permits, certificates, orders, grants and other authorizations of or from any governmental authority necessary to conduct its businesses substantially as now conducted or as proposed to be conducted except for where failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to the Company, or would not reasonably be expected to materially impair the ability of the Company to perform its obligations hereunder or prevent or materially delay the consummation of any of the Contemplated Transactions.

(s)	Insurance. Policies of insurance in force as of the date hereof naming the Company as an insured adequately cover all risks reasonably and prudently foreseeable in the operation and conduct of the business of the Company, its Subsidiaries and material joint ventures for which, having regard to the nature of such risk and the relative cost of obtaining insurance, it is in the opinion of the Company reasonable to seek such insurance rather than provide for self insurance. All such policies of insurance shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of any of the Contemplated Transactions other than such cancellations as would not

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individually or in the aggregate have a Material Adverse Effect with respect to the Company or such cancellations as have been Disclosed to the Offeror.

(t)	Environmental. All operations of the Company, its Subsidiaries and its material joint ventures have been and are now in compliance with all applicable Laws, including applicable common laws, relating to the protection of the environment and employee and public health and safety (“Environmental Laws”), except where the failure to be in compliance would not, individually or in the aggregate, have a Material Adverse Effect with respect to the Company. Except as Disclosed Publicly, or except for those with respect to which adequate provision in accordance with Canadian GAAP has been made on the financial statements of the Company or a predecessor to the Company, neither the Company nor any of its Subsidiaries or material joint ventures, is subject to:
(i)	any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures; or

(ii)	any demand or notice with respect to any Environmental Laws applicable to the Company, any Subsidiary or any material joint venture including, without limitation, any regulations respecting the use, storage, treatment, transportation or disposition of any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Law;
which, in each case, individually or in the aggregate would have a Material Adverse Effect with respect to the Company.

(u)	Property and Title. Applying customary standards in the Canadian mining industry, each of the Company, its Subsidiaries and its material joint ventures has sufficient title, clear of any title defect or Encumbrance (other than as Disclosed Publicly), to its operating properties and properties with estimated proven and probable mineral reserves and/or estimated mineral resources (other than property to which it is lessee, in which case it has a valid leasehold interest) and has good and sufficient title to the real property interests including, without limitation, fee simple estate of and in real property, leases, easements, rights of way, permits or licences from landowners or authorities permitting the use of land by the Company, its Subsidiaries and its material joint ventures necessary to permit the operation of their respective businesses as presently owned and conducted. The Company, its Subsidiaries and its material joint ventures hold all mineral rights required to continue their respective business and operations as currently conducted and as proposed to be conducted as Disclosed Publicly, except to the extent that a failure to do so would not constitute a Material Adverse Effect with respect to the Company. All mineral rights held by the Company, its Subsidiaries and its material joint ventures are free and clear of all Encumbrances and royalty

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burdens (other than as Disclosed Publicly), and none of such mineral rights are subject to reduction by reference to mine payout or otherwise except for those created in the ordinary course of business and which would not have a Material Adverse Effect with respect to the Company, except for such failures of title that would, individually or in the aggregate, not have a Material Adverse Effect with respect to the Company.

(v)	Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources Disclosed Publicly by the Company as of year-end 2004 have been prepared and disclosed in all material respects in accordance with accepted engineering practices and all applicable Laws. There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of the Company, its Subsidiaries and its material joint ventures, taken as a whole, from the amounts Disclosed Publicly by the Company as of December 31, 2004.

(w)	Operational Matters.

Except as would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect with respect to the Company:
(i)	all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of the Company, its Subsidiaries and its material joint ventures, have been properly and timely paid;

(ii)	all rentals, payments, and obligations due and payable or performable on or prior to the date hereof under or on account of any of the direct or indirect assets of the Company, its Subsidiaries and its material joint ventures have been duly paid, performed, or provided for prior to the date hereof;

(iii)	all: (i) mines where the Company or a Subsidiary of the Company is operator at the relevant time have been developed in accordance with mining practices and in compliance with all applicable Laws; and (ii) mines located in or on the lands of the Company, any Subsidiary or material joint venture, or lands pooled or unitized therewith, which have been abandoned by the Company or any Subsidiary or material joint venture of the Company, have been abandoned in accordance with good mining practices and in compliance with all applicable Laws; and (iii) all future abandonment, remediation and reclamation obligations have been accurately Disclosed Publicly by the Company without omission of information necessary to make the disclosure not misleading; and

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(iv)	all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which the Company or any of its Subsidiaries or material joint ventures is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.
(x)	Non-Arm’s Length Transactions. Except as Disclosed to the Offeror, there are no contracts or other transactions between the Company or any of its Subsidiaries or material joint ventures, on the one hand, and any (i) officer or director of the Company or any of its Subsidiaries or material joint ventures, (ii) any holder of record or beneficial owner of 5% or more of any class of the voting or non-voting equity securities of the Company, or (iii) any Affiliate or Associate of any such officer, director or beneficial owner, on the other hand.

(y)	Reports. Each of the Company and its predecessors has filed with all applicable securities regulatory authorities, stock exchanges and all applicable self-regulatory organizations true and complete copies of all forms, reports, schedules, statements and other documents required to be filed by either of them since January 1, 2003, and all such documents complied in all material respects with the requirements of applicable Securities Laws. Without limiting the generality of the foregoing, the Company and its predecessors have filed with the Ontario Securities Commission and the applicable securities regulatory authorities of the other provinces and territories of Canada, by posting upon the SEDAR system, true and complete copies of all forms, reports, schedules, statements and other documents required in accordance with applicable Securities Laws to be filed by it in the last three years. (Such forms, reports, schedules, statements and other documents, including any financial statements or other documents, including any schedules included therein, are referred to as the “Company SEDAR Documents”.) The Company and Noranda Inc. have also filed with the SEC all forms, reports, schedules, statements and other documents required to be so filed by it in the last three years in accordance with applicable Securities Laws in the United States (the “Company SEC Documents”). The Company SEDAR Documents and the Company SEC Documents at the time filed: (i) did not contain any misrepresentation of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (ii) complied in all material respects with the requirements of applicable Securities Laws. The Company has not filed any confidential material change report with the Ontario Securities Commission or any other securities authority or regulator or any stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(z)	Disclosure Controls and Procedures. The Company has devised and maintained a system of disclosure controls and procedures designed to ensure that

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information required to be disclosed by the Company under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in the applicable Securities Laws. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports and other filings under applicable Securities Laws is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(aa)	Internal Control Over Financial Reporting. The Company maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with authorizations of management and directors of the Company and its Subsidiaries; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s and its Subsidiaries’ assets that could have a material effect on its financial statements. To the Knowledge of the Company, prior to the date of this Agreement: (A) there are no significant deficiencies in the design or operation of, or material weaknesses in, the Company’s internal controls over financial reporting that are reasonably likely to adversely affect the Offeror’s ability to record, process, summarize and report financial information, and (B) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since December 31, 2004 and prior to the date of this Agreement, the Company has received no (x) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of the Company regarding questionable accounting or auditing matters.

(bb)	Up-the-Ladder Reporting. Except as Disclosed to the Offeror, no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of any Securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or their respective officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors or the board of directors.

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(cc)	Stock Exchange Compliance. The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE and the TSX.

(dd)	No Prohibited Personal Loans. Neither the Company nor any of its Subsidiaries has made, arranged or modified (in any material way) any extension of credit, in the form of a personal loan or otherwise, to any executive officer or director of the Company or any of its Subsidiaries that would be prohibited by Section 402 of the U.S. Sarbanes-Oxley Act of 2002.

(ee)	Fees. The Company has delivered to the Offeror complete copies of all agreements that could give rise to any claim for an advisory fee, success fee, brokerage commission, finder’s fee or other like payment against the Company or any of its Subsidiaries in connection with the Offer.

(ff)	Cumulative Breach. The breaches, if any, of the representations made by the Company in this Agreement that would occur if all references in such representations to phrases concerning materiality were deleted, are not breaches that in the aggregate: (i) represent circumstances which have or would reasonably be expected to have a Material Adverse Effect with respect to the Company or, in the event that any Contemplated Transaction were consummated, would reasonably be expected to have a Material Adverse Effect with respect to the Offeror.